
05045937

your partners in success


BEST AVAILABLE COPY
P.E. 12-31-04


PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

First Merchants Corporation

Annual Report 2004

Annual Meeting

The Annual Meeting of Stockholders of First Merchants Corporation will be held...

Thursday, April 14, 2005 • 3:30 pm

Horizon Convention Center
401 South High Street
Muncie, Indiana 47305

Corporate Profile

First Merchants Corporation, a financial holding company headquartered in Muncie, Indiana, was organized in September 1982 as the bank holding company for Merchants National Bank of Muncie, now First Merchants Bank, N.A. Since its organization, First Merchants Corporation has grown to include ten affiliate banks with over seventy locations in seventeen Indiana and three Ohio counties, a trust company, a multi-line insurance company, and a title company.

Subsidiaries of the Corporation include First Merchants Bank, N.A. in Delaware and Hamilton Counties; The Madison Community Bank, N.A. in Madison County; First United Bank, N.A. in Henry County; The Union County National Bank of Liberty with locations in Union, Fayette, Wayne and Butler (OH) counties; The Randolph County Bank, N.A.; The First National Bank of Portland in Jay County; Decatur Bank & Trust Company, N.A. in Adams County; Frances Slocum Bank & Trust Company, N.A. in Wabash, Howard, and Miami counties; Lafayette Bank and Trust Company, N.A. in Tippecanoe, Carroll, Jasper, and White counties; and Commerce National Bank in Franklin and Hamilton counties in Ohio.

The Corporation also operates First Merchants Insurance Services, a full-service property, casualty, personal lines, and health care insurance agency headquartered in Muncie, Indiana, and is the majority owner of the Indiana Title Insurance Company LLC, a title insurance agency.

Merchants Trust Company unites the trust and asset management services of all affiliate banks of the Corporation and represents one of the largest trust companies in the State of Indiana, with assets in excess of $1.5 billion. Merchants Trust Company provides a full range of trust and investment services for individuals, families, businesses, and not-for-profit organizations. In addition, Merchants Trust Company specializes in turn-key retirement plans, including pension plans, profit sharing, 401(k) and 403(b) plans, cross-tested plans, and cash balance plans.

First Merchants Corporation
M A R K E T A R E A





Financial Highlights

(table dollar amounts in thousands, except per share data)

DILUTED NET INCOME PER SHARE



$1.50
$1.61
$1.69
$1.50
$1.58
00
01
02
03
04

DIVIDENDS PER SHARE



$.78
$.84
$.86
$.90
$.92
00
01
02
03
04

AVERAGE ASSETS
(in millions)



$1,532.7
$1,689.7
$2,406.3
$2,960.2
$3,109.1
00
01
02
03
04

at year end	2004	2003
Total Assets	$3,191,668	$3,076,812
Stockholders' Equity	314,603	303,965
Total Loans	2,431,418	2,356,546
Total Investments	421,535	356,797
Total Deposits	2,408,150	2,362,101
Trust Accounts at Market Value (not included in banking assets)	1,552,923	1,518,269

for the year		
Interest Income	$ 156,974	$ 155,530
Interest Expense	51,585	52,388
Net Interest Income	105,389	103,142
Provision for Loan Losses	5,705	9,477
Total Other Income	34,554	35,902
Total Other Expenses	91,642	91,279
Income Tax Expense	13,185	10,717
Net Income	29,411	27,571

per share		
Basic Net Income	$ 1.59	$ 1.51
Diluted Net Income	1.58	1.50
Cash Dividends	.92	.90
Book Value	16.93	16.42
Market Value (Dec. 31 Bid Price)	28.30	25.51

averages during the year		
Total Assets	$3,109,104	$2,960,195
Total Loans	2,369,017	2,281,614
Total Investments	393,903	338,835
Total Deposits	2,365,306	2,257,075



Dear Fellow Shareholders:

The cover of our Annual Report this year shows an image of a puzzle piece with the logo used by our Corporation and our affiliates. This image is symbolic of the role our companies play to provide just the right piece that helps complete the financial picture for our clients – regardless of the shape or size.

2004 was a year filled with many exciting accomplishments for our company both at the corporate and affiliate level, and this past year marks a return to growth in earnings that has distinguished First Merchants Corporation over the last three decades.

At year end, the Corporation recorded net income of $29.4 million compared to $27.6 million in 2003. Diluted earnings per share were $1.58 for the year, a 5.3 percent increase over the prior year.

The Corporation's assets equaled $3.2 billion at the close of 2004, an increase of $115 million, or 3.7 percent, from 2003 results. Of the total assets, the Corporation's three primary earning assets: loans, investments, and bank-owned life insurance, comprised $2.9 billion, an increase of $143 million over the prior year.

Net interest income, after provision for loan losses, increased 6.4 percent, a total of $6 million, as compared to 2003. Mitigating this increase was a $1.3 million decline in total other income, primarily the result of a $2.8 million decline from lower gains on the sale of mortgage loans. Throughout the industry, mortgage volume peaked in 2003 and has been declining with the rise in interest rates.

In all, our 2004 results are encouraging and reflect an improving environment for our banking services. We expect 2005 to be even better.

corporate developments In my letter to you in our 2000 Annual Report, I stated that "the key to successful operation of a multi-chartered community banking organization is standardization." Standardization and centralization were specific areas of focus for our Corporate staff the past two years as we made tremendous strides to improve the consistency and efficiency of our operations, technology and products.

During 2004, a great deal of work from many of our dedicated employees went in to centralizing many functions that were previously handled by our affiliate companies. These included operational functions like statement and item processing, and loan and deposit operations; as well as administrative and finance functions like purchasing, asset-liability structure and general ledger balancing. While it is easy to list these successful projects, each required months of detailed planning and coordination to complete.

Additionally, our finance and audit divisions completed a review of our internal controls and certified them in accordance with Section 404 of the Sarbanes-Oxley Act. First Merchants Corporation was an accelerated filer, making the task even more impressive. Our external auditing firm, BKD, also reviewed and signed off on our internal controls – something that not every public company can proclaim.

Our technology group continued to improve the reliability and stability of our data communications network and brought standardization to the network architecture to ensure that our affiliate companies continue to have first-class technology.

Perhaps the project that had the biggest benefit to our affiliate banks' clients was our product standardization that occurred this year. Across the Corporation, our banks sold, and the Operations group supported, 103 types of consumer checking and savings accounts.

Through many months of planning, coordination and hard work, a group of corporate and affiliate bank staff led the way to refine our product offering to seven consumer checking and savings products each with the features that will keep our banks competitive in their markets.

2004

marked a return to growth in earnings that has distinguished First Merchants Corporation over the last three decades.

affiliate accomplishments During early 2004, the Boards of Randolph County Bank and Union County National Bank made the strategic decision to merge their banks upon the retirement of UCNB's president, Norm Locke, after forty-five years of distinguished service to First Merchants Corporation and its affiliates.

The consolidation of these two affiliates of our Corporation combined the boards, staff, and markets of these two historic banks. UCNB recently celebrated its 132nd anniversary and Randolph County Bank has been serving that county since 1865...140 years. The name of the resulting bank, United Communities National Bank – or simply UCNB – reflects our spirit and passion for community banking.

While many of our affiliate banks achieved increases in deposit market share during 2004, Lafayette Bank & Trust Company continues to outpace several super-regional banks with the largest and growing market share in this key market.

During 2004, our newest family member, Commerce National Bank, expanded into the Cincinnati metro area, opening an office in Hamilton County. We expect this move to introduce the unique "business banking" services upon which CNB was founded.

Our logo has been well known around East Central Indiana for many years, but this year, it started becoming more recognizable in the western portion of the state. Lafayette Bank & Trust successfully completed a total rebranding project that included the adoption of the corporate logo and color scheme on all their banking centers, sales and marketing collateral, and advertising.

First Merchants Bank also began the process of replacing its banking center signage in Delaware County this year. This project has received a very positive reaction from both our employees and our clients.

As we grow and establish our brand of community banking in new markets, we know that others will come to understand that our brand represents a financial institution that believes in local decisions for local businesses and individuals.

director changes Early in 2005, we will have several changes in the make up of our Board. Stefan Anderson, the Chairman of our Board of Directors, will be retiring from our Board after eighteen years as chairman and thirty-one years with the company. In fact, Steve remarked to me the other day that his banking career has spanned forty-five years. Also, long-time Board members, Frank Bracken and Norm Johnson, will be retiring and another, Blaine Brownell, has moved to Virginia to pursue a new career opportunity. We thank all of these directors for their valuable contributions, wise counsel, and service to our Corporation.

looking forward to 2005 I want to thank all of the dedicated employees of our Corporation – they are the true engine of our company. We hope that this past year is the first in another long string of growth years and look forward optimistically to 2005.

Sincerely,



Michael L. Cox
President and Chief Executive Officer

A Special Note of Thanks
to Stefan Anderson...

Steve's stewardship of this Corporation and our founding bank, as well as his service to Muncie and the State of Indiana, are deserving of our sincere and heartfelt thanks.

When people in this community and around the state talk about First Merchants, they inevitably mention with fondness the name Steve Anderson and recall a story or two about his impact on their business or project.

Steve, we thank you for all you've done to make First Merchants the successful company that it is today.


our par
artners
our par
artners
our par
artners
our par
artners

2004 Year in

Combining Forces

In April, the Boards of Directors of The Union County National Bank of Liberty and The Randolph County Bank made a strategic decision to consolidate their banks upon President Norm Locke's retirement at the end of 2004.

The continuing institution, United Communities National Bank or simply UCNB, is headquartered in Winchester, Indiana, and will serve the combined markets of the former banks, including locations in Randolph, Wayne, Fayette, Union, and Butler (Ohio) counties.

Setting a Standard

First Merchants Corporation is dedicated to providing our customers with competitive personal checking and savings account products. Throughout FMC, our affiliate banks sold, and our operations group supported, 103 different personal products. In 2004, a personal checking and savings account standardization project was undertaken.

First Merchants Corporation's affiliate banks now offer seven standard personal checking and savings products to their customers. By listening to our customers and placing their needs as our first priority, over 130,000 customers are now enjoying unlimited check writing, free online banking and bill payment, free telephone banking, free check cards and access to our large network of ATMs.

Showing Their Colors

Lafayette Bank & Trust undertook a rebranding project that included replacing signage and marketing materials. It was punctuated by the introduction of a new advertising program that both introduced customers and the community to the new logo and colors as well as the 'your partners in success' slogan that is being used by the other affiliate banks.

First Merchants Bank also got into the act by beginning to replace signs at its Delaware County banking centers.

Going Digital

A new law that went into effect in late October, commonly referred to as "Check 21," is the first step in bringing the nation's check processing system into the digital age. It requires all banks to be able to accept scanned, digital versions of checks. These "substitute checks" are a replica and the legal equivalent of the original checks. Because they are digital, banks are able to securely send them electronically. The goal of this effort, to modernize the system, is to improve the efficiency of the system, reduce costs, and enhance fraud prevention. First Merchants Corporation and our affiliate banks led the way in addressing these new requirements.

Review

december

29 PERCENT INCREASE IN FOURTH QUARTER EARNINGS PER SHARE

First Merchants Corporation (NASDAQ:FRME) reported fourth quarter diluted earnings per share totaling $.40, a 29 percent increase over $.31 recorded in the fourth quarter of 2003. Net income during the period totaled $7.5 million compared to $5.8 million in 2003. Michael L. Cox, President and Chief Executive Officer, stated that, "Our fourth quarter and full year results are encouraging and reflect an improving environment for our banking services. Our banking activity continued to expand as evidenced by $164 million growth in our commercial loan portfolio. Mortgage banking activity, while near historic high levels, continues to be volatile and impacting gain on sale income. Overall, we are pleased with the year-end, and look forward to continued growth in 2005."

october

5 PERCENT INCREASE IN THIRD QUARTER EARNINGS PER SHARE

The Corporation's reported third quarter diluted earnings per share totaled $.41, a 5.1 percent increase over $.39 recorded in 2003. Net income during the period totaled $7.7 million compared to $7.3 million in 2003.

Increases in the Federal Open Market Committee's target Fed Funds rate of an additional 50 basis points during the quarter improved net interest income by $945,000 over the second quarter of 2004. Overall, economic activity is showing increased stimulus accompanied by slight upward pressure on deposit rates.

august

CASH DIVIDEND REFLECTS CONTINUED STRENGTH

The Corporation Board of Directors declared a $.23 per share cash dividend.

This dividend reflects the continued strength of First Merchants and our affiliate companies. We are pleased to continue a return of profits to our shareholders at a payout level exceeding our financial peer group.

july

MID-YEAR 2004 RESULTS REPRESENT CONTINUATION OF POSITIVE TRENDS

The Corporation reported year-to-date, diluted earnings per share of $.77, a 3.8 percent decline from $.80 recorded in 2003. Net income during the period totaled $14.3 million compared to $14.4 million in 2003.

Total assets of the Corporation equaled $3.1 billion as of June 30, 2004, an increase of $71 million from the prior year. Loans, investments and bank owned life insurance, the Corporation's three primary earning assets, totaled $2.8 billion, an increase of $100 million over the June 30, 2003 amount of $2.7 million. The improvement in earning assets was primarily funded by increases in deposits and capital totaling $62 million and reductions in cash and cash equivalents.

First Merchants Corporation's second quarter 2004 results represent a continuation of positive trends. Despite higher provisioning for loan losses than planned, earnings per share improved by another $.03 over the prior quarter and non-performing loans declined to the lowest level in two years.

april

RANDOLPH COUNTY BANK & UCNB ANNOUNCE MERGER

The Board of Directors of the Corporation agreed to merge two affiliates by the end of 2004 as the result of a retiring president. The affiliates merged were The Randolph County Bank of Winchester and Union City, led by President James A. Meinerding, and The Union County National Bank of Liberty, led by Norm Locke who retired at the end of 2004.

The resulting bank has $290 million in assets and 90 employees. The bank's name is "United Communities National Bank" in keeping with the spirit of our corporate commitment to community banking. Meinerding will be president of the resulting bank. All directors, officers, and employees have remained. The United Communities National Bank will have offices in Winchester, Union City, Richmond, Liberty, and Connersville, Indiana; as well as Oxford, Ohio.

february

CASH DIVIDEND ANNOUNCED

First Merchants Corporation announced the following action taken by its Board of Directors on February 10, 2004. The Board declared a first quarter cash dividend of $0.23 per share.

Investor Summary

TRADING HISTORY

Listed on NASDAQ/NMS on June 20, 1989

Trading Symbol: FRME

2004 Stock Price Range:

High	$29.19
Low	$22.20

Current bid price as of 12/31/04: $28.30

2004 NASDAQ Trading Volume: 6,610,460 shares

December 31, 2004 Shares outstanding: 18,573,997

RETURN ON ASSETS

02	03	04
1.16%	.93%	.95%

RETURN ON EQUITY

02	03	04
11.72%	9.39%	9.49%

EFFICIENCY RATIO

(indicates the cost to produce a dollar of revenue)

02	03	04
57.7	61.6	61.9

LOAN LOSSES

(as a percent of average loans)

02	03	04
.37	.44	.37

STOCK PERFORMANCE

A purchase of 100 shares in September 1982, when the holding company was organized, would have cost $4,200. Through three 2-for-1 stock splits, three 3-for-2 stock splits, and three five percent (5%) stock dividends, the number of shares held as of December 31, 2004, would be approximately 3,126 with a market value of $88,466. In addition, dividends in the amount of $32,310 would have been paid on the initial investment of $4,200.

INITIAL INVESTMENT (9/82)	DIVIDENDS RECEIVED (through 12/31/04)	MARKET VALUE (bid)
$4,200	$32,310	$88,466

EARNINGS GROWTH

1975

$1,537,000

FIRST MERCHANTS CORPORATION

STEFAN S. ANDERSON
Chairman of the Board

ROBERT M. SMITSON
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board
Retired

MICHAEL L. COX
First Merchants Corporation
President
Chief Executive Officer

ROGER M. ARWOOD
First Merchants Corporation
Executive Vice President
Chief Operating Officer

JAMES F. AULT
Madison Community Bank
Chairman of the Board
General Motors Corporation
Retired

RICHARD A. BOEHNING
Bennett, Boehning & Clary
Of Counsel

FRANK A. BRACKEN, ESQ.
Ball Associates
Attorney
Retired

DR. BLAINE A. BROWNELL
U21 pedagogica
Chief Executive Officer

THOMAS B. CLARK
Jarden Corporation
Chairman of the Board
President
Chief Executive Officer
Retired

DR. JO ANN M. GORA
Ball State University
President

BARRY J. HUDSON
First National Bank
Chairman of the Board

ROBERT T. JEFFARES
Great Lakes Chemical Corporation
Executive Vice President
Chief Financial Officer
Retired

NORMAN M. JOHNSON
Union County National Bank
Chairman of the Board
Stein Roe & Farnham
Executive Vice President
Retired

THOMAS D. MCAULIFFE
Commerce National Bank
Chairman of the Board
Chief Executive Officer

CHARLES E. SCHALLIOL
State of Indiana
Office of Management & Budget
Director

JEAN L. WOJTOWICZ
Cambridge Capital
Management Corp.
President
Chief Executive Officer

SECRETARY TO THE BOARD

LARRY R. HELMS
First Merchants Corporation
Senior Vice President

ASSISTANT SECRETARY TO THE BOARD

C. RONALD HALL
First Merchants Corporation
Vice President



BOARDS OF DIRECTORS

FIRST MERCHANTS BANK

STEFAN S. ANDERSON
Chairman of the Board

ROBERT M. SMITSON
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board
Retired

MICHAEL L. COX
First Merchants Corporation
President
Chief Executive Officer

ROGER M. ARWOOD
First Merchants Corporation
Executive Vice President
Chief Operating Officer

JACK L. DEMAREE
First Merchants Bank
President
Chief Executive Officer

RONALD K. FAUQUHER
Ontario Systems, LLC
Senior Vice President

MICHAEL B. GALLIHER
Boyce Forms / Systems
Keystone & Komputrol Software
Presdent
Chief Executive Officer

THOMAS K. GARDINER, MD, FACP
Cardinal Health System, Inc.
Executive Vice President

SUZANNE L. GRESHAM, PhD
Comprehensive Mental Health
Services, Inc.
President
Chief Executive Officer
Retired

JOHN W. HARTMEYER
Al Pete Meats, Inc.
Chief Executive Officer

MARIA WILLIAMS-HAWKINS, PhD
Ball State University

NELSON W. HEINRICHS
Centennial Packaging, Inc.
Chairman of the Board
Retired

JON H. MOLL
DeFur Voran, LLP
Partner

JOSEPH E. WILSON
Muncie Power Products, Inc.
Chairman of the Board
Chief Executive Officer

SECRETARY TO THE BOARD

CYNTHIA G. HOLADAY
First Merchants Bank
Assistant Vice President
Executive Administrative Officer

CHAIRMAN EMERITUS

William P. Givens

DIRECTORS EMERITI

Clell W. Douglass
Hurley C. Goodall
Betty J. Kendall
Hamer D. Shafer

COMMERCE NATIONAL BANK

THOMAS D. MCAULIFFE
Chairman of the Board
Chief Executive Officer

JOHN A. ROMELFANGER
Commerce National Bank
Executive Vice President
Chief Operating Officer

ROGER M. ARWOOD*
First Merchants Corporation
Executive Vice President
Chief Operating Officer

LORETO V. CANINI
Canini & Pellecchia, Inc.
President

JAMESON CRANE, JR.
Crane Group, Co.
Vice President

RHONDA J. DEMUTH
TDCI, Inc.
Chief Executive Officer

GEORGE A. GUMMER
G.A. Gummer & Associates, Inc.
Owner

WILLIAM L. HOY
Columbus Sign Company
Chief Executive Officer

VICTOR D. IRELAN
Dublin Building Systems
Chairman of the Board

CLARK KELLOGG
CBS Sports
Basketball Analyst

SAMUEL E. MCDANIEL
McDaniel's Painting
& Construction, Inc.
Owner

RICHARD F. RUHL
Dick Ruhl Ford Sales, Inc.
Retired

JOHN A. TONTI
West Penn Foods, Inc.
President

ALAN R. WEILER
Archer-Meek-Weiler Agency, Inc.
Chairman

WILLIAM WICKHAM
SBC Advertising Co.
Chairman
Chief Executive Officer

DAVID L. WINKS
Capital Lighting, Inc.
Vice President

MICHAEL WREN
M-E Engineering
Retired

* *advisory director*

DECATUR BANK & TRUST COMPANY

PHILIP H. BARGER
Chairman of the Board
Barger Farms, Inc.

DENNIS A. BIEBERICH
Decatur Bank & Trust Company
President
Chief Executive Officer

KEVAN B. BIGGS
Ideal Suburban Homes, Inc.
Vice President

GREGORY A. FLEMING
Fleming Excavating, Inc.
President

MARK KAEHR
R & K Incinerator, Inc.
President

WAYNE M. PORTER
Thunderbird Products
Vice President of Sales

JOHN L. SCHULTZ
Baker & Schultz, Inc.
President

FIRST NATIONAL BANK OF PORTLAND

BARRY J. HUDSON
Chairman of the Board

ROBERT G. BELL
First National Bank of Portland
President
Chief Executive Officer

BRADLEY K. GLENTZER
Portland Motor Parts
Owner

BONNIE R. MAITLEN, PhD
Training & Development
Specialist-Consultant

REDA THEURER-MILLER
Youth Service Bureau of Jay County, Inc.
Chief Executive Officer

STEPHEN R. MYRON, MD
Preferred Medical Providers
President

SAMUEL P. SHOEMAKER
John Jay Center for Learning
Executive Director
Retired

GARY L. WHITENACK
Whitenack Farm & Supply Co.
Farmer

FIRST UNITED BANK

DANIEL R. EICHHORN, DVM
Chairman of the Board
Veterinarian

JOHN M. FINNERTY
First United Bank
President
Chief Executive Officer

DAVID L. KEESLING
Farmer

MARY WISEHART PHILLIPS
Wisehart & Wisehart
Attorney

RICHARD A. RUSSELL
Slick Engineering

FRANCES SLOCUM BANK

ROBERT R. HALDERMAN
Chairman of the Board
Halderman Real Estate Services
Chairman
Halderman Farm Management, Inc.
Chairman

PAMELA C. BECKOM
Harbaugh Enterprises, Inc.
President
Pizza Hut of Kokomo, Inc.
President
Pizza Hut of Chillicothe, Inc.
President

RICHARD T. DOERMER
Growth Capital Company
President

JOHN W. FORRESTER
Wabash Electric Supply, Inc.
President

GREGORY L. GARNER, OD
Midwest Eye Consultants, PC
President
Chief Executive Officer

ARTHUR W. JASEN
B. Walter & Company
President
Walter Dimension Co.
President

HAL D. JOB
Frances Slocum Bank
President
Chief Executive Officer

JAMES M. RIDENOUR
Indiana University
Professor
Retired

CHARLES R. TIEDE
Tiede, Metz & Downs PC
Attorney

LAFAYETTE BANK & TRUST COMPANY

ROBERT J. WEEDER
Chairman of the Board

TONY S. ALBRECHT
President
Chief Executive Officer

RICHARD A. BOEHNING
Bennett, Boehning & Clary
Of Counsel

KELLY V. BUSCH
KVB Broadcasting
Managing General Partner

MICHAEL L. COX
First Merchants Corporation
President
Chief Executive Officer

VERNON N. FURRER
Self-Employed Farmer

W. L. HANCOCK
PSI Energy,
A CINERGY Company
General Manager
Retired

JOSEPH B. HORNETT
Purdue Research Foundation
Senior Vice President
Treasurer

ROBERT T. JEFFARES
Executive Vice President
Chief Financial Officer
Great Lakes
Chemical Corporation
Retired

JEFFREY L. KESSLER
Stall & Kessler Diamond Center
Co-owner

ROY D. MEEKS
Nelmeeks, Inc.
President

ERIC P. MEISTER
GTE North, Inc.
Central Division Manager
Retired

DIRECTORS EMERITI

Gordon G. Beemer
Joseph A. Bonner
Charles E. Maki

MADISON COMMUNITY BANK

JAMES F. AULT
Chairman of the Board
General Motors Corporation
Delco Remy Division
General Manager
Retired

GEORGE R. LIKENS
Vice Chairman of the Board
Farmer

MICHAEL L. BAKER
Madison Community Bank
President
Chief Executive Officer

EDWARD L. FOGGS
Church of God
Minister-at-Large
Interchurch Relations

JEFFREY A. JENNESS
Church of God
Executive Secretary & Treasurer
Board of Pension

JOSEPH R. KILMER
Attorney at Law

C. DAVID KLEINHENN
Kleinhenn Company
President

HERBERT G. LIKENS
Farmer

ROBERT J. PENSEC
Carbide Grinding Company
President

STEPHEN D. SKAGGS
Perfecto Tool & Engineering Co., Inc.
Vice President

CURT STEPHENSON
First Merchants Insurance Services
Vice President

RANDOLPH COUNTY BANK

MICHAEL D. WICKERSHAM
Chairman of the Board
Wick's Pies, Inc.
President

CLYDE T. BATEMAN
Farmer

THOMAS E. CHALFANT
Farmer

W. SCOTT HAWKINS
Registered Representative
Lincoln Financial Advisors

ERROL P. KLEM
Klem Golf, Inc.
President

MARTHA A. MATHIAS
Frank Miller Lumber Co., Inc.
President
Chief Executive Officer

JAMES A. MEINERDING
Randolph County Bank
President
Chief Executive Officer

UNION COUNTY NATIONAL BANK

NORMAN M. JOHNSON
Chairman of the Board
Stein, Roe & Farnham
Executive Vice President
Retired

NORMAN LOCKE
Union County National Bank
President
Chief Executive Officer

RICHARD A. DANIELS
McCullough-Hyde
Memorial Hospital
President
Chief Executive Officer

GERALD S. PAUL
Medreco, Inc.
President

JAN S. WILLIAMS
Williams & Keckler, LLC
Certified Public Accountant

FIRST MERCHANTS INSURANCE SERVICES

MICHAEL L. COX
Chairman
First Merchants Corporation
President
Chief Executive Officer

DAN M. VANTREESE
President
Chief Executive Officer

ROGER M. ARWOOD
First Merchants Corporation
Executive Vice President
Chief Operating Officer

LARRY R. HELMS
First Merchants Corporation
Senior Vice President

MARK K. HARDWICK
First Merchants Corporation
Senior Vice President
Chief Financial Officer

FIRST MERCHANTS REINSURANCE CO., LTD.

MICHAEL L. COX
Chairman
First Merchants Corporation
President
Chief Executive Officer

LARRY R. HELMS
Secretary
First Merchants Corporation
Senior Vice President

MARK K. HARDWICK
Treasurer
First Merchants Corporation
Senior Vice President
Chief Financial Officer

INDIANA TITLE INSURANCE COMPANY

MICHAEL L. COX
Chairman
First Merchants Corporation
President
Chief Executive Officer

JAMES W. SMITH
Co-President

JAMES W. TRULOCK
Co-President

DAVID W. HEETER
Mutual First Financial, Inc
Chief Executive Officer

HARRY J. BAILEY
Ameriana Bancorp
President
Chief Executive Officer

MERCHANTS TRUST COMPANY

STEFAN S. ANDERSON
Chairman of the Board

MICHAEL L. COX
First Merchants Corporation
President
Chief Executive Officer

ROGER M. ARWOOD
First Merchants Corporation
Executive Vice President
Chief Operating Officer

JAMES L. THRASH
Merchants Trust Company
President
Chief Executive Officer

JON H. MOLL
DeFur Voran, LLP
Partner



SENIOR OFFICERS

FIRST MERCHANTS CORPORATION

MICHAEL L. COX
President
Chief Executive Officer

ROGER M. ARWOOD
Executive Vice President
Chief Operating Officer

ROBERT R. CONNORS
Senior Vice President
Operations & Technology

MARK K. HARDWICK
Senior Vice President
Chief Financial Officer

LARRY R. HELMS
Senior Vice President
Administrative Services
& General Counsel

FIRST MERCHANTS CORPORATION

KIMBERLY J. ELLINGTON
Senior Vice President
JEFF S. DAVIS
First Vice President
STEPHAN H. FLUHLER
First Vice President
JEFFREY B. LORENTSON
First Vice President

ROBERT C. RHOADES
First Vice President
JAMI L. CORNISH
Vice President
BRIAN A. EDWARDS
Vice President
PAUL A. FISH
Vice President

PHILLIP W. FORTNER
Vice President
C. RONALD HALL
Vice President
CHRISTINA L. HOYT
Vice President
SONDRA A. KASELONIS
Vice President

GARY D. MARSHALL
Vice President
PAMELA S. MILLER
Vice President
LARRY J. MOORE
Vice President
BRENDA G. NIVENS
Vice President

DAVID L. ORTEGA
Vice President
MITZI K. THOMAS
Vice President
CAROL A. LAMBERT
Senior Staff Auditor

FIRST MERCHANTS BANK

JACK L. DEMAREE
President
Chief Executive Officer
THOMAS E. BUCZEK
Senior Vice President
CHRIS B. PARKER
Senior Vice President
WILLIAM R. REDMAN
Senior Vice President
JAMES S. CARR
Vice President
MERRILL V. CLEVENGER
Vice President
MICHAEL L. HAUK
Vice President
PATRICIA HUDSON
Vice President
JAMES A. KERSTIENS
Vice President
SUSAN R. LAVERTY
Vice President
STEPHEN B. MOORE
Vice President
JEFFREY M. PARSONS
Vice President
DENBY R. TURNER
Vice President
CYNTHIA S. WHITE
Vice President
THOMAS E. WILEY
Vice President
BRAD C. WISE
Vice President
JOHN A. WOOD
Vice President

FIRST MERCHANTS INSURANCE SERVICES

DAN M. VAN TREESE
President
Chief Executive Officer
TERRY LOTHAMER
Vice President
JOHN PARKER
Vice President
LINDA PEVLER
Vice President
CURT STEPHENSON
Vice President

INDIANA TITLE INSURANCE COMPANY

JAMES W. SMITH
Co-President
JAMES W. TRULOCK
Co-President

COMMERCE NATIONAL BANK

THOMAS D. MCAULIFFE
President
Chief Executive Officer
JOHN A. ROMELFANGER
Executive Vice President
Chief Operating Officer
MARK SBROCHI
Executive Vice President
Chief Credit Officer
CATHERINE A. DIECKMAN
Senior Vice President
JENNIFER M. GRIFFITH
Senior Vice President
JEFFREY A. NELSON
Senior Vice President
MELISSA K. SWARTZLANDER
Senior Vice President
ROBERT T. WHETZEL
Senior Vice President
HOWARD E. BOLES
Vice President
MARTIN F. BRADY
Vice President
W. ALEX COOK
Vice President
JOHN S. DIMAURO
Vice President
WILLIAM E. DUDLEY
Vice President
JAMES T. HEMPHILL
Vice President
JESSICA HOMAN
Vice President
F. ANDREW REARDON
Vice President
THOMAS J. SANSONE
Vice President
JOSEPH J. SAULINE
Vice President

DECATUR BANK & TRUST COMPANY

DENNIS A. BIEBERICH
President
Chief Executive Officer
DAVID R. LENGERICH
Vice President
SHARON K. LINDER
Vice President

FIRST NATIONAL BANK OF PORTLAND

ROBERT G. BELL
President
Chief Executive Officer
RICHARD L. HUFFMAN
Executive Vice President
Chief Trust & Investment Officer
DUANE D. SAUTBINE
Senior Vice President
THERESA T. BOLLENBACHER
Vice President
JANICE E. FERRELL
Vice President
CARL F. WALKER
Vice President

FIRST UNITED BANK

JOHN M. FINNERTY
President
Chief Executive Officer
JEAN E. REAL
Senior Executive Vice President
CHRISTOPHER J. ALLEN
Executive Vice President
REBECCA I. BLACK
Senior Vice President
JOYCE D. DICK
Senior Vice President
SUE E. GOODMAN
Vice President
BRIAN A. HUFF
Vice President
RICHARD W. WARNER
Vice President

FRANCES SLOCUM BANK

HAL D. JOB
President
Chief Executive Officer
RONALD D. KERBY
Executive Vice President
TONY A. MILLSPAUGH
Senior Vice President
DUANE A. DAVIS
Vice President
DENNIS L. FRIEDEN
Vice President
JOHN F. GOUVEIA III
Vice President
SONDRA A. KASELONIS
Vice President
RODNEY F. MORRISON
Vice President
MARC A. SHELLEY
Vice President

LAFAYETTE BANK & TRUST COMPANY

TONY S. ALBRECHT
President
Chief Executive Officer
TODD A. BURKLOW
Executive Vice President
DANIEL J. GICK
Executive Vice President
DAVID T. FLINT
Senior Vice President
SHERRY L. KEITH
Senior Vice President
G. ATLEE OYLER
Senior Vice President
DAVID F. SCHRUM
Senior Vice President
CHARLES E. WISE
Senior Vice President
EDWARD R. BOES
Vice President
LORI L. BOLLOCK
Vice President
JOE D. COFFING
Vice President
CYNTHIA K. COX
Vice President
MONTY L. EDGING
Vice President
ARTHUR D. GRISEZ
Vice President
TAMARA L. HOPKINS
Vice President
JEFFREY W. LOVE
Vice President
MARK W. MOLTER
Vice President
RENEE D. REED
Vice President
CAROL S. ROSENTRETER
Vice President
S. JAMES SMYTH
Vice President
MALCOLM E. STAIR
Vice President
MICHELLE D. TURNPAUGH
Vice President
LARRY D. WILEY
Vice President
R. SCOTT WILLIAMS
Vice President

MADISON COMMUNITY BANK

MICHAEL L. BAKER
President
Chief Executive Officer
KIRK A. KLABUNDE
Senior Vice President
MICHAEL E. STEPHENS
Senior Vice President
STEPHEN J. BILL
Vice President
RICHARD K. FULAYTAR
Vice President
MARYANN GARDNER
Vice President
SHERRY HAZELBAKER
Vice President
JOHN L. MAY
Vice President
GRETCHEN D. PATTERSON
Vice President

RANDOLPH COUNTY BANK

JAMES A. MEINERDING
President
Chief Executive Officer
CHAD S. GUGGENBILLER
Executive Vice President
BRIAN A. EDWARDS
Executive Vice President
Cashier
RICK D. TUDOR
Senior Vice President

UNION COUNTY NATIONAL BANK

NORMAN LOCKE
President
Chief Executive Officer
DIANE M. BOLSER
Executive Vice President
DALE A. CUMMINS
Executive Vice President
LEE M. ELZEMEYER
Senior Vice President
KYLE D. CLARK
Vice President

MERCHANTS TRUST COMPANY

JAMES L. THRASH
President
Chief Executive Officer
LAWRENCE A. ANTHROP
Senior Vice President
WILLIAM J. BITTERMANN, JR.
Senior Vice President
TERRY L. BLAKER
Senior Vice President
DAVID L. FORBES
Senior Vice President
ELKE U. BALTIMORE
Vice President
J. NEAL BARNUM
Vice President
BRENT P. BRANDON
Vice President
PAMELA S. HAAGER
Vice President
RICHARD L. HUFFMAN
Vice President
JAMES E. KEENE
Vice President
KIMBERLY A. LOVELESS
Vice President
JEFF C. MANTOCK
Vice President
CAROL S. MERCHAND
Vice President
SHARON L. POWELL
Vice President
DENNIS D. PUPPEL
Vice President
JOHN A. ROMELFANGER
Vice President
JOHN L. SHOCKLEY
Vice President
N. JANE SMITH
Vice President
M. TERESA SWAIM
Vice President
STACY A. TERHUNE
Vice President
DOUGLAS M. WEHRMAN
Vice President
DOUGLAS L. WHITE
Vice President

FINANCIAL REVIEW

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except share data)	2004	2003	2002	2001	2000
Operations (3)					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 108,986	$ 106,899	$ 96,599	$ 66,806	$ 58,619
Less Tax Equivalent Adjustment	3,597	3,757	3,676	2,445	2,637
Net Interest Income	105,389	103,142	92,923	64,361	55,982
Provision for Loan Losses	5,705	9,477	7,174	3,576	2,625
Net Interest Income					
After Provision for Loan Losses	99,684	93,665	85,749	60,785	53,357
Total Other Income	34,554	35,902	27,077	18,543	16,634
Total Other Expenses	91,642	91,279	71,009	45,195	40,083
Income Before Income Tax Expense	42,596	38,288	41,817	34,133	29,908
Income Tax Expense	13,185	10,717	13,981	11,924	9,968
Net Income	$ 29,411	$ 27,571	$ 27,836	$ 22,209	$ 19,940
Per share data (1)(3)					
Basic Net Income	$ 1.59	$ 1.51	$ 1.70	$ 1.63	$ 1.51
Diluted Net Income	1.58	1.50	1.69	1.61	1.50
Cash Dividends Paid	.92	.90	.86	.84	.78
December 31 Book Value	16.93	16.42	15.24	12.82	11.61
December 31 Market Value (Bid Price)	28.30	25.51	21.67	21.78	19.54
Average balances (3)					
Total Assets	$3,109,104	$2,960,195	$2,406,251	$1,689,694	$1,532,691
Total Loans (4)	2,369,017	2,281,614	1,842,429	1,270,555	1,104,013
Total Deposits	2,365,306	2,257,075	1,857,053	1,331,631	1,209,015
Securities Sold Under Repurchase Agreements					
(long-term portion)	181		66,535	44,394	53,309
Total Federal Home Loan Bank Advances	225,375	208,733	155,387	103,941	80,008
Total Subordinated Debentures, Revolving					
Credit and Term Loans	96,230	94,203	52,756	2,571	
Total Stockholders' Equity	310,004	293,603	237,575	166,232	141,446
Year-end balances (3)					
Total Assets	$3,191,668	$3,076,812	$2,678,687	$1,787,035	$1,621,063
Total Loans (4)	2,431,418	2,356,546	2,025,922	1,359,893	1,175,586
Total Deposits	2,408,150	2,362,101	2,036,688	1,421,251	1,288,299
Securities Sold Under Repurchase Agreements					
(long-term portion)	320		23,632	32,500	32,500
Total Federal Home Loan Bank Advances	223,663	212,779	184,677	103,499	93,182
Total Subordinated Debentures, Revolving					
Credit and Term Loans	97,206	97,782	72,488	8,500	
Total Stockholders' Equity	314,603	303,965	261,129	179,128	156,063
Financial ratios (3)					
Return on Average Assets	.95%	.93%	1.16%	1.31%	1.30%
Return on Average Stockholders' Equity	9.49	9.39	11.72	13.36	14.10
Average Earning Assets to Total Assets	90.28	89.99	91.38	93.29	94.85
Allowance for Loan Losses as % of Total Loans	.93	1.08	1.11	1.11	1.06
Dividend Payout Ratio	58.23	60.00	50.89	52.17	52.00
Average Stockholders' Equity to Average Assets	9.97	9.92	9.87	9.84	9.23
Tax Equivalent Yield on Earning Assets (2)	5.72	5.98	6.83	7.80	8.19
Cost of Supporting Liabilities	1.84	1.97	2.44	3.56	4.16
Net Interest Margin on Earning Assets	3.88	4.01	4.39	4.24	4.03

(1) Restated for all stock dividends and stock splits.

(2) Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

(3) Business combinations that affect the comparability of the 2004, 2003 and 2002 information are discussed in Note 2 to the Consolidated Financial Statements. Business combinations that affect the comparability of the 2001 and 2000 information are discussed in the Corporation's Forms 10-K for years ended December 31, 2003 and 2002.

(4) Includes loans held for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

First Merchants Corporation ("Corporation") from time to time includes forward-looking statements in its oral and written communication. The Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, such as Form 10-K and Form 10-Q, in other written materials and in oral statements made by senior management to analysts, investors, representatives of the media and others. The Corporation intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Corporation is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like "estimate," "project," "intend," "anticipate," "expect" and similar expressions. These forward-looking statements include:

- statements of the Corporation's goals, intentions and expectations;
- statements regarding the Corporation's business plan and growth strategies;
- statements regarding the asset quality of the Corporation's loan and investment portfolios; and
- estimates of the Corporation's risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors which could affect the actual outcome of future events:

- fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect the Corporation's net interest margin, asset valuations and expense expectations;
- adverse changes in the economy, which might affect the Corporation's business prospects and could cause credit-related losses and expenses;
- adverse developments in the Corporation's loan and investment portfolios;
- competitive factors in the banking industry, such as the trend towards consolidation in the Corporation's market; and
- changes in the banking legislation or the regulatory requirements of federal and state agencies applicable to bank holding companies and banks like the Corporation's affiliate banks.

Because of these and other uncertainties, the Corporation's actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Corporation's past results of operations do not necessarily indicate its future results.

CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of the Corporation's significant accounting policies, see the notes to the consolidated financial statements and discussion throughout this Annual Report. Below is a discussion of the Corporation's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the

CRITICAL ACCOUNTING POLICIES continued

Corporation's financial statements. Management has reviewed the application of these policies with the Corporation's Audit Committee.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolio. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality.

The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans using loss rates based on a five year average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Corporation's internal loan review. An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves

CRITICAL ACCOUNTING POLICIES continued

for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Corporation's primary market areas for lending are north-central and east-central Indiana and Columbus, Ohio. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Corporation's customers.

The Corporation has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Valuation of Securities. The Corporation's available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Corporation's ability to hold the security to maturity. A decline in value that is considered to be other-than temporary is recorded as a loss within other operating income in the consolidated statements of income.

Pension. The Corporation provides pension benefits to its employees. In accordance with applicable accounting rules, the Corporation does not consolidate the assets and liabilities associated with the pension plan. Instead, the Corporation recognizes a prepaid asset for contributions the Corporation has made to the pension plan in excess of pension expense. The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.

The assumptions used in pension accounting relate to the expected rate of return on plan assets, the rate of increase in salaries, the interest-crediting rate, the discount rate, and other assumptions. See Note 16 "Employee Benefit Plans" in the Annual Report for the specific assumptions used by the Corporation.

The annual pension expense for the Corporation is currently most sensitive to the discount rate. Each 25 basis point reduction in the 2005 discount rate of 6.0 percent would increase the Corporation's 2005 pension expense by approximately $206,000. In addition, each 25 basis point reduction in the 2005 expected rate of return of 8.0 percent would increase the Corporation's 2005 pension expense by approximately $96,000.

Goodwill and Intangibles. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and the liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on

CAPITAL ACCOUNTING POLICIES continued

discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives for which an intangible asset will be amortized is subjective.

Goodwill and indefinite-lived assets recorded must be reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible with subsequent reversal of the impairment loss being prohibited. The tests for impairment fair values are based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. The resulting estimated fair values could have a significant impact on the carrying values of goodwill or intangibles and could result in impairment losses being recorded in future periods.

BUSINESS SUMMARY

The Corporation is a diversified financial holding company headquartered in Muncie, Indiana. Since its organization in 1982, the Corporation has grown to include 10 affiliate banks with over 70 locations in 17 Indiana and 3 Ohio counties. In addition to its branch network, the Corporation's delivery channels include ATMs, check cards, interactive voice response systems and internet technology.

The Corporation's business activities are currently limited to one significant business segment, which is community banking. The Corporation's financial service affiliates include 10 nationally chartered banks: First Merchants Bank, N.A., The Madison Community Bank, N.A., First United Bank, N.A., The Randolph County Bank, N.A., Union County National Bank, First National Bank, Decatur Bank and Trust Company, N.A., Frances Slocum Bank & Trust Company, N.A., Lafayette Bank and Trust Company, N.A. and Commerce National Bank. Effective January 1, 2005, Union County National Bank was merged into The Randolph County Bank, N.A., and the name of the continuing institution is United Communities National Bank. The banks provide commercial and retail banking services. In addition, the Corporation's trust company, multi-line insurance company and title company provide trust asset management services, retail and commercial insurance agency services and title services, respectively.

Management believes that its mission, guiding principles and strategic initiatives produce profitable growth for stockholders. Our vision is to satisfy all the financial needs of our customers, help them succeed financially and be recognized as the premier financial services company in our markets. Our primary strategy to achieve this vision is to increase product usage and focus on providing each customer with all of the financial products that fulfill their needs. Our cross-sell strategy and diversified business model facilitate growth in strong and weak economic cycles.

Management believes it is important to maintain a well controlled environment as we continue to grow our businesses. Sound credit policies are maintained and have resulted in declining nonperforming loans and net charge-offs as a percentage of loans outstanding from the prior year. Interest rate and market risks inherent in our asset and liability balances are managed within prudent ranges, while ensuring

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSSINESS SUMMARY continued

adequate liquidity and funding. Our stockholder value has continued to increase due to customer satisfaction and the balanced way we manage our business risk.

RESULTS OF OPERATIONS

As of December 31, 2004 total assets equaled $3,191,668,000, an increase of $114,856,000 or 3.7 percent over 2003. Of this amount, loans increased $74,548,000 and investments increased $64,738,000. Details of these changes are discussed within the "EARNING ASSETS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

As of December 31, 2003 total assets equaled $3,076,812,000, an increase of $398,125,000 from December 31, 2002. Of this amount, loans increased $349,126,000, investments increased $14,735,000, intangibles, including goodwill, increased $35,506,000 and cash value of life insurance increased by $23,618,000. The addition of Commerce National Bank on March 1, 2003 accounted for $298,702,000 in loan growth, $12,500,000 in investment growth and most of the increase in intangibles.

Absent Commerce National Bank, total loans increased by $50,424,000 in 2003. Positive growth of commercial and industrial and commercial real estate loans of $73,436,000 was mitigated by declines in installment loans and residential real estate loans of $12,166,000 and $9,776,000, respectively.

The Corporation also completed the purchase of $23 million in Bank Owned Life Insurance (BOLI) during May, 2003. The BOLI yield is 8.34 percent on a fully tax equivalent basis, adjustable annually. The tax-free investment was used to offset the cost of current employee benefit programs.

Net income for 2004 totaled $29,411,000, an increase of $1,840,000 or 6.7 percent. The increase was primarily attributable to loan growth and improved credit quality. Diluted earnings per share totaled $1.58, a 5.3 percent increase from $1.50 reported for 2003.

Net income for 2003 totaled $27,571,000, down from $27,836,000 in 2002. The $265,000 decrease was attributable to several factors, including compression of the net interest margin, increased provision for loan losses and increased noninterest expenses. These factors and others are discussed within the respective sections of Management's Discussion and Analysis of Financial Condition and Results of Operations. Diluted earnings per share totaled $1.50, a 11.2 percent decrease from $1.69 reported for 2002.

Return on equity totaled 9.49 percent in 2004, 9.39 percent in 2003 and 11.72 percent in 2002. Return on assets totaled .95 percent in 2004, .93 percent in 2003 and 1.16 percent in 2002. Multiple factors impacting the reported financial results are discussed within the respective sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAPITAL

The Corporation's regulatory capital continues to exceed regulatory "well capitalized" standards. Tier I regulatory capital consists primarily of total stockholders' equity and subordinated debentures issued to business trusts categorized as qualifying borrowings, less non-qualifying intangible assets and unrealized net securities gains. The Corporation's Tier I capital to average assets ratio was 7.50 percent and 7.38 percent at December 31, 2004 and 2003, respectively. In addition, at December 31, 2004, the Corporation had a Tier I risk-based capital ratio of 9.57 percent and total risk-based capital ratio of 11.57 percent. Regulatory capital guidelines require a Tier I risk-based capital ratio of 4.0 percent and a total risk-based capital ratio of 8.0 percent.

The Corporation's GAAP capital ratio, defined as total stockholders' equity to total assets, equaled 9.86 percent as of December 31, 2004, down from 9.88 percent in 2003. When the Corporation acquires other companies for stock, GAAP capital increases by the entire amount of the purchase price.

The Corporation's tangible capital ratio, defined as total stockholders' equity less intangibles net of tax to total assets less intangibles net of tax, equaled 5.92 percent as of December 31, 2004 up from 5.78 percent in 2003.

Management believes that all of the above capital ratios are meaningful measurements for evaluating the safety and soundness of the Corporation. Additionally, management believes the following table is also meaningful when considering performance measures of the Corporation. The table details and reconciles tangible earnings per share, return on tangible capital and tangible assets to traditional GAAP measures.

(Dollars in Thousands)	December 31, 2004	December 31, 2003
Average Goodwill	$ 112,281	$ 107,232
Average Core Deposit Intangible (CDI)	22,164	24,393
Average Deferred Tax on CDI	(8,105)	(8,951)
Intangible Adjustment	$126,340	$122,674
Average Stockholders' Equity (GAAP Capital)	$ 310,004	$ 293,603
Intangible Adjustment	(126,340)	(122,674)
Average Tangible Capital	$ 183,664	$ 170,929
Average Assets	$3,109,104	$2,960,195
Intangible Adjustment	(126,340)	(122,674)
Average Tangible Assets	$2,982,764	$2,837,521
Net Income	$ 29,411	$ 27,571
CDI Amortization, net of tax	2,133	2,341
Tangible Net Income	$ 31,544	$ 29,912
Diluted Earnings per Share	$ 1.58	$ 1.50
Diluted Tangible Earnings per Share	$ 1.69	$ 1.63
Return on Average GAAP Capital	9.49%	9.39%
Return on Average Tangible Capital	17.49%	17.50%
Return on Average Assets	0.95%	0.93%
Return on Average Tangible Assets	1.06%	1.05%

ASSET QUALITY/PROVISION FOR LOAN LOSSES

The Corporation's primary business focus is middle market commercial and residential real estate, auto and small consumer lending, which results in portfolio diversification. Management ensures that appropriate methods to understand and underwrite risk are utilized. Commercial loans are individually underwritten and judgmentally risk rated. They are periodically monitored and prompt corrective actions are taken on deteriorating loans. Retail loans are typically underwritten with statistical decision-making tools and are managed throughout their life cycle on a portfolio basis.

The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the adequacy of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review primarily provided by an outside accounting firm. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. (See Critical Accounting Policies)

At December 31, 2004, non-performing loans totaled $19,281,000, a decrease of $7,343,000, as noted in the following table. Loans 90 days past due other than non-accrual and restructured loans decreased by $4,623,000. The amount of non-accrual loans, totaling $15,355,000 at December 31, 2004, will increase or decrease going forward due to portfolio growth, routine problem loans recognition and resolution through collections, sales or charge-offs. The performance of any loan can be affected by external factors, such as economic conditions, or factors particular to a borrower, such as actions of a borrower's management.

At December 31, 2004, impaired loans totaled $49,411,000, an increase of $4,639,000 from year end 2003. At December 31, 2004, a specific allowance for losses was not deemed necessary for impaired loans totaling $41,683,000, but a specific allowance of $1,673,000 was recorded for the remaining balance of impaired loans of $7,728,000 and is included in the Corporation's allowance for loan losses. The average balance of impaired loans for 2004 was $59,568,000. The increase of total impaired loans of $4,639,000 is primarily due to the increase of performing, substandard classified loans, which comprise a portion of the Corporation's total impaired loans. A loan is deemed impaired when, based on current information or events, it is probable that all amounts due of principal and interest according to the contractual terms of the loan agreement will not be collected. For the Corporation, all performing, substandard classified loans are included in the impaired loan total.

At December 31, 2004, the allowance for loan losses was $22,548,000, a decrease of $2,945,000 from year end 2003. As a percent of loans, the allowance was .93 percent at December 31, 2004 and 1.08 percent at December 31, 2003. Management believes that the allowance for loan losses is adequate to cover losses inherent in the loan portfolio at December 31, 2004. The process for determining the adequacy of the allowance for loan losses is critical to our financial results. It requires management to make difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, the allowance for loan losses, considering current factors at the time, including economic conditions and ongoing internal and external examination processes, will

ASSET QUALITY/PROVISION FOR LOAN LOSSES continued

increase or decrease as deemed necessary to ensure the allowance for loan losses remains adequate. In addition, the allowance as a percentage of charge-offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

The provision for loan losses in 2004 was $5,705,000, a decrease of $3,772,000 from $9,477,000 in 2003. The Corporation's allowance for loan losses reflects decreased non-performing loans as noted in the following table and decreased specific reserves, resulting in decreased provision expense.

The following table summarizes the non-accrual, contractually past due 90 days or more other than non-accruing and restructured loans for the Corporation.

(Dollars in Thousands)	December 31, 2004	2003
Non-accrual loans	$15,355	$19,453
Loans contractually past due 90 days or more other than non-accruing	1,907	6,530
Restructured loans	2,019	641
Total	$19,281	$26,624

The table below represents loan loss experience for the years indicated.

(Dollars in Thousands)	2004	2003	2002
Allowance for loan losses:			
Balance at January 1	$25,493	$22,417	$15,141
Chargeoffs	10,901	12,139	8,113
Recoveries	2,251	2,011	1,313
Net chargeoffs	8,650	10,128	6,800
Provision for loan losses	5,705	9,477	7,174
Allowance acquired in acquisitions		3,727	6,902
Balance at December 31	$22,548	$25,493	$22,417
Ratio of net chargeoffs during the period to average loans outstanding during the period	.37%	.44%	.37%

LIQUIDITY

Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available for the Corporation and its subsidiaries. These funds are necessary in order for the Corporation and its subsidiaries to meet financial commitments on a timely basis. These commitments include withdrawals by depositors, funding credit obligations to borrowers, paying dividends to shareholders, paying operating expenses, funding capital expenditures, and maintaining deposit reserve requirements. Liquidity is monitored and closely managed by the asset/liability committees at each subsidiary and by the Corporation's asset/liability committee.

The liquidity of the Corporation is dependent upon the receipt of dividends from its bank subsidiaries, which are subject to certain regulatory limitations as explained in Note 14 to the consolidated financial statements, and access to other funding sources. Liquidity of the Corporation's bank subsidiaries is derived primarily from core deposit growth, principal payments received on loans, the sale and maturity of

LIQUIDITY continued

investment securities, net cash provided by operating activities, and access to other funding sources.

The most stable source of liability-funded liquidity for both the long-term and short-term is deposit growth and retention in the core deposit base. In addition, the Corporation utilizes advances from the Federal Home Loan Bank ("FHLB") as a funding source. At December 31, 2004, total borrowings from the FHLB were $223,663,000. The Corporation's bank subsidiaries have pledged certain mortgage loans and certain investments to the FHLB. The total available remaining borrowing capacity from the FHLB at December 31, 2004, was $148,451,000.

The principal source of asset-funded liquidity is investment securities classified as available-for-sale, the market values of which totaled $416,177,000 at December 31, 2004. Securities classified as held-to-maturity that are maturing within a short period of time can also be a source of liquidity. Securities classified as held-to-maturity and that are maturing in one year or less totaled $1,110,000 at December 31, 2004. In addition, other types of assets-such as cash and due from banks, federal funds sold and securities purchased under agreements to resell, and loans and interest-bearing deposits with other banks maturing within one year-are sources of liquidity.

In the normal course of business, the Corporation is a party to a number of other off-balance sheet activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments and commitments under operating leases.

The Corporation provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Summarized credit-related financial instruments at December 31, 2004 are as follows:

(Dollars in Thousands)	At December 31, 2004
Amounts of commitments:	
Loan commitments to extend credit	$ 540,087
Standby letters of credit	22,024
	$ 562,111

Since many of the commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

LIQUIDITY continued

In addition to owned banking facilities, the Corporation has entered into a number of long-term leasing arrangements to support the ongoing activities of the Corporation. The required payments under such commitments and other borrowing arrangements at December 31, 2004 are as follows:

(Dollars in Thousands)	2005	2006	2007	2008	2009	2010 and after	Total
Operating leases	$ 1,746	$ 1,515	$ 1,145	$ 880	$ 829	$ 2,287	$ 8,402
Federal funds purchased	32,550						32,550
Securities sold under repurchase agreements	87,152	320					87,472
Federal Home Loan Bank Advances	33,477	29,859	24,995	19,306	9,428	106,598	223,663
Subordinated debentures, revolving credit lines and term loans	8,250					88,956	97,206
Total	$163,175	$31,694	$26,140	$20,186	$ 10,257	$197,841	$449,293

The Corporation's purchase obligations have no material impact in its cash flow or liquidity and, accordingly, has not been included in the above table.

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK

Asset/Liability Management has been an important factor in the Corporation's ability to record consistent earnings growth through periods of interest rate volatility and product deregulation. Management and the Board of Directors monitor the Corporation's liquidity and interest sensitivity positions at regular meetings to review how changes in interest rates may affect earnings. Decisions regarding investment and the pricing of loan and deposit products are made after analysis of reports designed to measure liquidity, rate sensitivity, the Corporation's exposure to changes in net interest income given various rate scenarios and the economic and competitive environments.

It is the objective of the Corporation to monitor and manage risk exposure to net interest income caused by changes in interest rates. It is the goal of the Corporation's Asset/Liability function to provide optimum and stable net interest income. To accomplish this, management uses two asset liability tools. GAP/Interest Rate Sensitivity Reports and Net Interest Income Simulation Modeling are both constructed, presented and monitored quarterly.

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

Management believes that the Corporation's liquidity and interest sensitivity position at December 31, 2004, remained adequate to meet the Corporation's primary goal of achieving optimum interest margins while avoiding undue interest rate risk. The following table presents the Corporation's interest rate sensitivity analysis as of December 31, 2004.

(Dollars in Thousands)	At December 31, 2004				
	1-180 DAYS	181-365 DAYS	1-5 YEARS	BEYOND 5 YEARS	TOTAL
Rate-Sensitive Assets:					
Federal funds sold and interest-bearing deposits	$ 9,343				$ 9,343
Investment securities	37,978	$ 47,068	$ 223,942	$ 112,547	421,535
Loans	1,198,089	252,368	831,534	149,427	2,431,418
Federal Reserve and Federal Home Loan Bank stock			21,323	1,535	22,858
Total rate-sensitive assets	1,245,410	299,436	1,076,799	263,509	2,885,154
Rate-Sensitive Liabilities:					
Interest-bearing deposits	1,411,013	173,153	489,473	3,826	2,077,465
Securities sold under repurchase agreements	87,472				87,472
Federal Home Loan Bank advances	9,750	21,174	87,664	105,075	223,663
Subordinated debentures, revolving credit lines and term loans	13,250			83,956	97,206
Total rate-sensitive liabilities	1,521,485	194,327	577,137	192,857	2,485,806
Interest rate sensitivity gap by period	$ (276,075)	$ 105,109	$ 499,662	$ 70,652	
Cumulative rate sensitivity gap	(276,075)	(170,966)	328,696	399,348	
Cumulative rate sensitivity gap ratio					
at December 31, 2004	81.9%	90.0%	114.3%	116.1%	
at December 31, 2003	73.6%	83.6%	111.6%	115.1%	

The Corporation had a cumulative negative gap of $170,966,000 in the one-year horizon at December 31, 2004, just over 5.4 percent of total assets.

The Corporation places its greatest credence in net interest income simulation modeling. The above GAP/Interest Rate Sensitivity Report is believed by the Corporation's management to have two major shortfalls. The GAP/Interest Rate Sensitivity Report fails to precisely gauge how often an interest rate sensitive product reprices, nor is it able to measure the magnitude of potential future rate movements.

Net interest income simulation modeling, or earnings-at-risk, measures the sensitivity of net interest income to various interest rate movements. The Corporation's asset liability process monitors simulated net interest income under three separate interest rate scenarios; base, rising and falling. Estimated net interest income for each scenario is calculated over a 12-month horizon. The immediate and parallel changes to the base case scenario used in the model are presented below. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Corporation.

The base scenario is highly dependent on numerous assumptions embedded in the model, including assumptions related to future interest rates. While the base sensitivity analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. For mortgage-related assets, the base simulation model captures the expected prepayment behavior under changing interest rate environments. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate maturity products, e.g., savings, money market,

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

NOW and demand deposits reflect management's best estimate of expected future behavior.

The comparative rising and falling scenarios for the period ended December 31, 2005 assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation for the period ended December 31, 2005 are as follows:

Driver Rates	RISING	FALLING
Prime	200 Basis Points	(200) Basis Points
Federal Funds	200	(200)
One-Year CMT	200	(200)
Two-Year CMT	200	(200)
CD's	200	(74)
FHLB Advances	200	(200)

Results for the base, rising and falling interest rate scenarios are listed below. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING	FALLING
Net Interest Income (Dollars in Thousands)	$109,311	$117,212	$ 97,757
Variance from base		$ 7,901	$(11,554)
Percent of change from base		7.2%	(10.6)%

The comparative rising and falling scenarios for the period ending December 31, 2004 assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation for the period ended December 31, 2004 are as follows:

Driver Rates	RISING	FALLING
Prime	200 Basis Points	(200) Basis Points
Federal Funds	200	(100)
One-Year T-Bill	200	(138)
Two-Year T-Bill	200	(194)
Interest Checking	100	(14)
MMIA Savings	100	(24)
First Flex	100	(24)
CD's	200	(59)
FHLB Advances	200	(117)

Results for the base, rising and falling interest rate scenarios are listed below. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING	FALLING
Net Interest Income (Dollars in Thousands)	$100,873	$102,792	$ 87,217
Variance from base		$ 1,919	$(13,656)
Percent of change from base		1.90%	(13.54)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNING ASSETS

Earnings assets increased approximately $115.7 million during 2004 as compared to 2003. Loans grew by $74.5 million. Positive growth of commercial and industrial and commercial, construction and farmland real estate loans of approximately $178.9 million was mitigated by a $105.3 million decline in residential real estate loans.

Investment securities increased by $64.7 million. The Corporation purchased agency mortgage-backed securities, including ten year amortizing pools and five and seven year mortgage balloon pools. In addition, three to five year tax exempt state and municipal securities and federal agency securities were purchased during 2004.

The table below reflects the earning asset mix for the years 2004 and 2003 (at December 31).

Earning Assets

(Dollars in Millions)	December 31, 2004	2003
Federal funds sold and interest-bearing time deposits	$ 9.3	$ 40.6
Securities available for sale	416.2	348.9
Securities held to maturity	5.4	7.9
Mortgage loans held for sale	3.4	3.0
Loans	2,428.0	2,353.6
Federal Reserve and Federal Home Loan Bank stock	22.9	15.5
Total	$2,885.2	$2,769.5

DEPOSITS AND BORROWINGS

The table below reflects the level of deposits and borrowed funds (repurchase agreements; Federal Home Loan Bank advances; subordinated debentures, revolving credit lines and term loans; and other borrowed funds) based on year-end levels at December 31, 2004 and 2003.

(Dollars in Millions)	December 31, 2004	2003
Deposits	$ 2,408.2	$ 2,362.1
Federal funds purchased	32.6	
Securities sold under repurchase agreements	87.5	71.1
Federal Home Loan Bank advances	223.7	212.8
Subordinated debentures, revolving credit lines and term loans	97.2	97.8
Other borrowed funds		1.5

The Corporation has continued to leverage its capital position with Federal Home Loan Bank advances, as well as repurchase agreements which are pledged against acquired investment securities as collateral for the borrowings. The interest rate risk is included as part of the Corporation's interest simulation discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations under the headings "LIQUIDITY" and "INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK".

NET INTEREST INCOME

Net interest income is the primary source of the Corporation's earnings. It is a function of net interest margin and the level of average earning assets. The following table reflects the Corporation's asset yields, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2004.

NET INTEREST INCOME continued

In 2004, asset yields decreased 26 basis points (FTE) and interest cost decreased 13 basis points, resulting in a 13 basis point (FTE) decrease in net interest income as compared to 2003. Margins remained compressed through the first half of 2004 as the combined first and second quarters net interest margin equaled 3.87 percent. In June 2004, the first of five 25 basis point overnight federal funds rate increases by the Federal Open Market Committee occurred, helping increase the combined third and fourth quarter net interest margin to 3.90 percent. However, the net interest margin for the 2004 fourth quarter declined to 3.85 percent. This was primarily due to the reversal of approximately $340,000 of interest income in the fourth quarter, related to loans placed on non-accrual status and charged-off during the quarter. In addition, the Corporation maintained an average federal funds sold position of approximately $60 million, which generated lower yields.

In 2003, asset yields decreased 85 basis points (FTE) and interest cost decreased 47 basis points, resulting in a 38 basis point (FTE) decrease in net interest income as compared with 2002. The margin compression was primarily a result of a stressed Indiana economy and an interest rate cycle that approximated a 40-year low during 2003.

(Dollars in Thousands)	December 31,		
	2004	2003	2002
Net Interest Income	$ 105,389	$ 103,142	$ 92,923
FTE Adjustment	$ 3,597	$ 3,757	$ 3,676
Net Interest Income On a Fully Taxable Equivalent Basis	$ 108,986	$ 106,899	$ 96,599
Average Earning Assets	$2,806,776	$2,663,853	$2,198,943
Interest Income (FTE) as a Percent of Average Earning Assets	5.72%	5.98%	6.83%
Interest Expense as a Percent of Average Earning Assets	1.84%	1.97%	2.44%
Net Interest Income (FTE) as a Percent of Average Earning Assets	3.88%	4.01%	4.39%

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment. In addition, annualized amounts are computed utilizing a 30/360 day basis.

OTHER INCOME

The Corporation offers a wide range of fee-based services. Fee schedules are regularly reviewed by a pricing committee to ensure that the products and services offered by the Corporation are priced to be competitive and profitable.

Other income in 2004 amounted to $34,554,000, a 3.8 percent decline from 2003. The decrease of $1,348,000 is primarily attributable to the following factors:

1. Net gains and fees on sales of mortgage loans included in other income decreased by $2,759,000 due to decreased mortgage volume during 2004.

2. Life insurance proceeds included in other income was $0 for 2004 compared to $535,000 for 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OTHER INCOME continued

3. Service charges on deposit accounts increased $533,000 or 4.8 percent due to increased number of customer accounts and price adjustments.

4. Revenues from fiduciary activities increased $896,000 or 13.3 percent due to expansion, market improvements and price adjustments.

Other income in 2003 amounted to $35,902,000 or 32.6 percent higher than in 2002. The increase of $8,825,000 is primarily attributable to the following factors:

1. Net gains and fees on sales of mortgage loans included in other income increased by $4,676,000 due to increased mortgage volume during most of 2003.

   In addition, decreasing mortgage loan rates during the first three quarters of 2003 caused an increase in refinancing volume, which facilitated an increase in loan sales activity.

2. Service charges on deposit accounts increased $1,775,000 or 19.0 percent due to increased number of accounts, price adjustments and approximately $742,000 of additional service charge income related to April 1, 2002 acquisition of Lafayette.

3. Life insurance proceeds included in other income was $535,000 for 2003, compared to $0 for the same period last year.

4. Insurance commissions increased by $465,000 or 21.1 percent primarily as a result of the September 6, 2002 acquisition of Stephenson Insurance Services, Inc.

5. Revenues from fiduciary activities increased $478,000 or 7.6 percent due primarily to the additional fees related to the acquisition of Lafayette.

OTHER EXPENSES

Other expenses represent non-interest operating expenses of the Corporation. Other expenses amounted to $91,642,000 in 2004, an increase of 0.4 percent from the prior year, or $363,000. The following factors account for most of the increase:

1. Salaries and benefit expense grew $1,995,000 or 4.0 percent, due to normal salary increases and additional salary cost related to the March 1, 2003 acquisition of Commerce National.

2. Prepayment penalties for early prepayment of FHLB advances totaled $340,000 for 2003 and no such penalties were incurred during 2004.

3. Investment securities write-downs totaling $615,000 were incurred in 2003, resulting from other-than-temporary losses being recognized on two securities. No investment security write-downs resulting from other-than temporary losses were incurred during 2004.

4. In 2003, the Corporation incurred $460,000 expense to fund the anticipation of a settlement of a claim. No such expense was incurred during 2004.

OTHER EXPENSES continued

Other expenses represent non-interest operating expenses of the Corporation. Other expenses amounted to $91,279,000 in 2003, an increase of 28.5 percent from the prior year, or $20,270,000. The following factors account for most of the increase:

1. Salaries and benefit expense grew $11,334,000 or 29.0 percent, due to normal salary increases, staff additions and additional salary cost related to the April 1, 2002 acquisition of Lafayette and the March 1, 2003 acquisition of Commerce National.

2. Net occupancy expenses increased by $1,262,000 or 34.7 percent primarily due to the acquisitions of Lafayette and Commerce National.

3. Equipment expense increased by $1,364,000 or 20.3 percent primarily due to the acquisitions of Lafayette and Commerce National.

4. Core deposit intangible amortization increased by $1,111,000, due to the acquisitions of Lafayette and Commerce National.

5. Prepayment penalties for early prepayment of FHLB advances totaled $340,000 for 2003 and no such penalties were incurred during 2002.

6. Investment securities write-downs totaling $615,000 were incurred in 2003, resulting from other-than-temporary losses being recognized on two securities.

INCOME TAXES

Income tax expense totaled $13,185,000 for 2004, which is an increase of $2,468,000 from 2003. The 2004 increase in tax expense is primarily a result of the increase of the 2004 income before income tax, as compared to 2003.

In addition, the effective tax rates for the periods ending December 31, 2004, 2003 and 2002 were 31.0 percent, 28.0 percent and 33.4 percent, respectively. The effective tax rate has remained lower than the federal statutory income tax rate of 34 percent, primarily due to the Corporation's tax-exempt investment income on securities and loans, income tax credits generated from investments in affordable housing projects, income generated by subsidiaries domiciled in a state with no state or local income tax, increases in tax exempt earnings from bank-owned life insurance contracts and reduced state taxes, resulting from the effect of state income apportionment.

INFLATION

Changing prices of goods, services and capital affect the financial position of every business enterprise. The level of market interest rates and the price of funds loaned or borrowed fluctuate due to changes in the rate of inflation and various other factors, including government monetary policy.

Fluctuating interest rates affect the Corporation's net interest income, loan volume and other operating expenses, such as employee salaries and benefits, reflecting the effects of escalating prices, as well as increased levels of operations and other factors. As the inflation rate increases, the purchasing power of the dollar

INFLATION continued

decreases. Those holding fixed-rate monetary assets incur a loss, while those holding fixed-rate monetary liabilities enjoy a gain. The nature of a financial holding company's operations is such that there will generally be an excess of monetary assets over monetary liabilities, and, thus, a financial holding company will tend to suffer from an increase in the rate of inflation and benefit from a decrease.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
First Merchants Corporation
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of First Merchants Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Merchants Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Merchants Corporation's internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 28, 2005 expressed unqualified opinions on management's assessment and on the effectiveness of the Corporation's internal control over financial reporting.

Indianapolis, Indiana
January 28, 2005

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in thousands, except share data)	December 31,	
	2004	2003
Assets		
Cash and due from banks	$ 69,960	$ 77,112
Federal funds sold		32,415
Cash and cash equivalents	69,960	109,527
Interest-bearing time deposits	9,343	8,141
Investment securities		
Available for sale	416,177	348,860
Held to maturity (fair value of $5,520 and $8,326)	5,358	7,937
Total investment securities	421,535	356,797
Mortgage loans held for sale	3,367	3,043
Loans, net of allowance for loan losses of $22,548 and $25,493	2,405,503	2,328,010
Premises and equipment	38,254	39,639
Federal Reserve and Federal Home Loan Bank stock	22,858	15,502
Interest receivable	17,318	16,840
Core deposit intangibles	20,669	24,044
Goodwill	120,615	118,679
Cash value of life insurance	42,061	37,927
Other assets	20,185	18,663
Total assets	$ 3,191,668	$ 3,076,812
Liabilities		
Deposits		
Noninterest-bearing	$ 330,685	$ 338,201
Interest-bearing	2,077,465	2,023,900
Total deposits	2,408,150	2,362,101
Borrowings	440,891	383,170
Interest payable	4,411	4,680
Other liabilities	23,613	22,896
Total liabilities	2,877,065	2,772,847

Commitments and Contingent Liabilities

	2004	2003
Stockholders' equity		
Preferred stock, no-par value		
Authorized and unissued -- 500,000 shares		
Common stock, $.125 stated value		
Authorized -- 50,000,000 shares		
Issued and outstanding -- 18,573,997 and 18,512,834 shares	2,322	2,314
Additional paid-in capital	150,862	150,310
Retained earnings	161,459	149,096
Accumulated other comprehensive income (loss)	(40)	2,245
Total stockholders' equity	314,603	303,965
Total liabilities and stockholders' equity	$ 3,191,668	$ 3,076,812

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income

(in thousands, except share data)	Year Ended December 31,		
	2004	2003	2002
Interest income			
Loans receivable			
Taxable	$139,953	$141,236	$129,279
Tax exempt	581	707	638
Investment securities			
Taxable	8,371	6,105	9,086
Tax exempt	6,098	6,270	6,190
Federal funds sold	165	487	557
Deposits with financial institutions	555	76	197
Federal Reserve and Federal Home Loan Bank stock	1,251	649	735
Total interest income	156,974	155,530	146,682
Interest expense			
Deposits	33,844	34,858	39,700
Securities sold under repurchase agreements	517	1,521	2,060
Federal Home Loan Bank advances	9,777	9,439	8,166
Subordinated debentures, revolving credit and term loans	6,784	6,161	3,756
Other borrowings	663	409	77
Total interest expense	51,585	52,388	53,759
Net interest income	105,389	103,142	92,923
Provision for loan losses	5,705	9,477	7,174
Net interest income after provision for loan losses	99,684	93,665	85,749
Other income			
Fiduciary activities	7,632	6,736	6,258
Service charges on deposit accounts	11,638	11,105	9,330
Other customer fees	4,083	4,124	3,918
Net realized gains on sales of available-for-sale securities	1,188	950	739
Commission income	3,088	2,668	2,203
Earnings on cash surrender value of life insurance	1,798	1,347	689
Net gains and fees on sales of loans	3,629	6,388	1,712
Other income	1,498	2,584	2,228
Total other income	34,554	35,902	27,077
Other expenses			
Salaries and employee benefits	52,479	50,484	39,150
Net occupancy expenses	5,308	4,894	3,632
Equipment expenses	7,665	8,073	6,709
Marketing expenses	1,709	1,797	1,495
Outside data processing fees	4,920	4,118	3,664
Printing and office supplies	1,580	1,706	1,597
Core deposit amortization	3,375	3,704	2,589
Other expenses	14,606	16,503	12,173
Total other expenses	91,642	91,279	71,009
Income before income tax	42,596	38,288	41,817
Income tax expense	13,185	10,717	13,981
Net income	$ 29,411	$ 27,571	$ 27,836
Net income per share:			
Basic	$ 1.59	$ 1.51	$ 1.70
Diluted	1.58	1.50	1.69

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Year Ended December 31, (in thousands)	2004	2003	2002
Net income	$ 29,411	$ 27,571	$ 27,836
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on securities available for sale:			
Unrealized holding gains (losses) arising during the period, net of income tax (expense) benefit of $1,199, $1,465, and $(2,426)	(1,799)	(2,197)	3,639
Less: Reclassification adjustment for gains included in net income, net of income tax expenses of $(475), $(380), and $(296)	713	570	443
Unrealized loss on pension minimum funding liability:			
Unrealized loss arising during the period, net of income tax benefit of $150, $357, and $879	(227)	(536)	(1,318)
	(2,285)	(2,231)	1,878
COMPREHENSIVE INCOME	$ 27,126	$ 25,340	$ 29,714

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)

	COMMON STOCK					
	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balances, January 1, 2002	12,670,307	$ 1,584	$ 50,642	$124,304	$ 2,598	$ 179,128
Net income for 2002				27,836		27,836
Cash dividends ($.86 per share)				(13,995)		(13,995)
Other comprehensive income (loss), net of tax					1,878	1,878
Stock issued under employee benefit plans	35,613	4	654			658
Stock issued under dividend reinvestment and stock purchase plan	28,487	5	946			951
Stock options exercised	49,689	6	488			494
Stock redeemed	(148,405)	(20)	(4,313)			(4,333)
Issuance of stock related to acquisitions	2,912,869	364	68,183			68,547
Five percent (5%) stock dividend	774,188	97	(97)			
Cash paid in lieu of fractional shares				(35)		(35)
Balances, December 31, 2002	16,322,748	2,040	116,503	138,110	4,476	261,129
Net income for 2003				27,571		27,571
Cash dividends ($.90 per share)				(16,557)		(16,557)
Other comprehensive income (loss), net of tax					(2,231)	(2,231)
Stock issued under employee benefit plans	39,747	5	814			819
Stock issued under dividend reinvestment and stock purchase plan	48,168	6	1,218			1,224
Stock options exercised	66,513	8	1,183			1,191
Stock redeemed	(17,915)	(2)	(486)			(488)
Issuance of stock related to acquisition	1,173,996	147	31,188			31,335
Five percent (5%) stock dividend	879,577	110	(110)			
Cash paid in lieu of fractional shares				(28)		(28)
Balances, December 31, 2003	18,512,834	2,314	150,310	149,096	2,245	303,965
Net income for 2004				29,411		29,411
Cash dividends ($.92 per share)				(17,048)		(17,048)
Other comprehensive income (loss), net of tax					(2,285)	(2,285)
Stock issued under employee benefit plans	45,267	6	897			903
Stock issued under dividend reinvestment and stock purchase plan	50,799	6	1,272			1,278
Stock options exercised	90,338	11	1,393			1,404
Stock redeemed	(193,789)	(24)	(4,702)			(4,726)
Issuance of stock related to acquisition	68,548	9	1,692			1,701
Balances, December 31, 2004	18,573,997	$ 2,322	$150,862	$161,459	$ (40)	$ 314,603

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(in thousands, except share data)	Year Ended December 31, 2004	2003	2002
Operating activities:			
Net income	$ 29,411	$ 27,571	$ 27,836
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	5,705	9,477	7,174
Depreciation and amortization	5,064	4,769	4,273
Mortgage loans originated for sale	(83,313)	(212,243)	(140,584)
Proceeds from sales of mortgage loans	82,989	230,745	126,905
Net change in			
Interest receivable	(478)	1,368	763
Interest payable	(269)	(1,695)	(1,318)
Other adjustments	842	5,677	(7,354)
Net cash provided by operating activities	39,951	65,669	17,695
Investing activities:			
Net change in interest-bearing deposits	(1,202)	(4,573)	10,729
Purchases of			
Securities available for sale	(214,393)	(260,467)	(182,511)
Proceeds from maturities of			
Securities available for sale	116,294	174,003	164,273
Securities held to maturity			4,307
Proceeds from sales of			
Securities available for sale	32,336	58,245	21,363
Purchase of Federal Reserve and Federal Home Loan Bank stock	(7,356)	(4,093)	(3,059)
Net change in loans	(83,198)	(56,825)	(100,650)
Net cash paid in acquisition	(201)	(7,793)	(12,532)
Other adjustments	(6,106)	(2,262)	(2,435)
Net cash used by investing activities	(163,826)	(103,765)	(100,515)
Cash flows from financing activities:			
Net change in			
Demand and savings deposits	89,008	39,400	34,818
Certificates of deposit and other time deposits	(42,959)	14,476	(26,662)
Receipt of borrowings	181,211	73,303	138,981
Repayment of borrowings	(124,763)	(84,755)	(32,047)
Cash dividends	(17,048)	(16,557)	(13,995)
Stock issued under employee benefit plans	903	819	658
Stock issued under dividend reinvestment and stock purchase plan	1,278	1,224	951
Stock options exercised	1,404	1,191	494
Stock redeemed	(4,726)	(488)	(4,333)
Cash paid in lieu of issuing fractional shares		(28)	(35)
Net cash provided by activities	84,308	28,585	98,830
Net change in cash and cash equivalents	(39,567)	(9,511)	16,010
Cash and cash equivalents, beginning of year	109,527	119,038	103,028
Cash and cash equivalents, end of year	$ 69,960	$ 109,527	$ 119,038
Additional cash flows information:			
Interest paid	$ 51,854	$ 53,727	$ 53,228
Income tax paid	10,501	13,952	14,313

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table dollar amounts in thousands, except share data)

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Merchants Corporation ("Corporation"), and its wholly owned subsidiaries, First Merchants Bank, N.A. ("First Merchants"), The Madison Community Bank, N.A. ("Madison"), First United Bank, N.A. ("First United"), The Randolph County Bank, N.A. ("Randolph County"), The Union County National Bank ("Union National"), First National Bank ("First National"), Decatur Bank and Trust Company, N.A. ("Decatur"), Frances Slocum Bank & Trust Company, N.A. ("Frances Slocum"), Lafayette Bank and Trust Company, N.A. ("Lafayette"), and Commerce National Bank ("Commerce National"), (collectively the "Banks"), Merchants Trust Company, National Association ("MTC"), First Merchants Insurance Services, Inc. ("FMIS"), First Merchants Reinsurance Company ("FMRC"), Indiana Title Insurance Company ("ITIC") and CNBC Retirement Services, Inc. ("CRS, Inc."), conform to generally accepted accounting principles and reporting practices followed by the banking industry. The more significant of the policies are described below. Effective January 1, 2005, Union National was merged into Randolph County, and the name of the continuing institution is United Communities National Bank.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a financial holding company whose principal activity is the ownership and management of the Banks and operates in a single significant business segment. The Banks operate under national bank charters and provide full banking services, including trust services. As national banks, the Banks are subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

The Banks generate commercial, mortgage, and consumer loans and receive deposits from customers located primarily in north-central and east-central Indiana and Butler, Franklin and Hamilton counties in Ohio. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets and business assets.

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and all its subsidiaries, after elimination of all material intercompany transactions.

INVESTMENT SECURITIES-Debt securities are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Corporation's ability to hold the security to maturity. A decline in value that is considered to be other-than temporary is recorded as a loss within other operating income in the consolidated statements of income.

LOANS HELD FOR SALE are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

LOANS held in the Corporation's portfolio are carried at the principal amount outstanding. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. A loan is impaired when, based on current information or events, it is probable that the Banks will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. In applying the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectable. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

ALLOWANCE FOR LOAN LOSSES is maintained to absorb losses inherent in the loan portfolio and is based on ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Corporation's methodology for assessing the appropriateness of the allowance consists of three key elements - the determination of the appropriate reserves for specifically identified loans, historical losses, and economic, environmental or qualitative factors.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.
Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans using loss rates based on a five year average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Corporation's internal loan review.

An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK are required investments for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") systems. The required investment in the common stock is based on a predetermined formula.

INTANGIBLE ASSETS that are subject to amortization, including core deposit intangibles, are being amortized on both the straight-line and accelerated basis over 10 years. Intangible assets are periodically evaluated as to the recoverability of their carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table dollar amounts in thousands, except share data)

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

GOODWILL is maintained by applying the provisions of SFAS No. 142. Goodwill is reviewed for impairment annually in accordance with this statement with any loss recognized through the income statement, at that time.

INCOME TAX in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files consolidated income tax returns with its subsidiaries.

STOCK OPTIONS are granted for a fixed number of shares to employees. The Corporation's stock-based employee compensation plans are described more fully in Note 16. The Corporation's stock option plans are accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations.

APB No. 25 requires compensation expense for stock options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of the grant. Accordingly, the Corporation recognized compensation expense of $12,000 in 2003 and $23,000 in 2002, related to specific grants in which the market price exceeded the exercise price. For all remaining grants, no stock-based employee compensation cost is reflected in net income, as options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.

The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31		
	2004	2003	2002
Net income, as reported	$29,411	$27,571	$27,836
Add: Total stock-based employee compensation cost included in reported net income, net of income taxes		12	23
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(1,083)	(1,034)	(1,029)
Pro forma net income	$28,328	$26,549	$26,830
Earnings per share:			
Basic - as reported	$ 1.59	$ 1.51	$ 1.70
Basic - pro forma	$ 1.53	$ 1.46	$ 1.64
Diluted - as reported	$ 1.58	$ 1.50	$ 1.69
Diluted - pro forma	$ 1.52	$ 1.45	$ 1.63

EARNINGS PER SHARE have been computed based upon the weighted average common and common equivalent shares outstanding during each year.

NOTE 2

BUSINESS COMBINATIONS

Effective October 15, 2004, the Corporation acquired Mangas Agencies, Inc., which was merged into FMIS, a wholly-owned subsidiary of the Corporation. The Corporation

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

issued 68,548 shares of its common stock at a cost of $24.80 per share to complete the transaction. The acquisition was deemed to be an immaterial acquisition.

On March 1, 2003, the Corporation acquired 100 percent of the outstanding stock of CNBC Bancorp, the holding company of Commerce National, CRS, Inc. and CNBC Trust I. Commerce National is a national chartered bank located in Columbus, Ohio. CNBC Bancorp was merged into the Corporation, and Commerce National maintained its national charter as a wholly-owned subsidiary of the Corporation. CRS, Inc. and the CNBC Trust I are also maintained as wholly-owned subsidiaries of the Corporation. The Corporation issued approximately 1,225,242 shares of its common stock and approximately $24,562,000 in cash to complete the transaction. As a result of the acquisition, the Corporation will have an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $55,729,000, including goodwill of $30,291,000 none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $8,171,000 were recognized and are being amortized over 10 years using the 150 percent declining balance method.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of March 1, 2003. The purchase accounting adjustments are being amortized over the life of the respective asset or liability. Commerce National's results of operations are included in the Corporation's consolidated income statement beginning March 1, 2003. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Investments	$ 12,500
Loans	298,702
Premises and equipment	1,293
Core deposit intangibles	8,171
Goodwill	30,291
Other	20,789
Total assets acquired	371,746
Deposits	271,537
Other	44,480
Total liabilities acquired	316,017
Net assets acquired	$ 55,729

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the CNBC Bancorp merger had taken place at the beginning of each period.

	Year Ended December 31, 2003	2002
Net Interest Income	$104,797	$102,641
Net Income	23,601	29,454
Per Share - combined:		
Basic Net Income	1.28	1.67
Diluted Net Income	1.27	1.66

Effective January 1, 2003, the Corporation formed MTC, a wholly-owned subsidiary of the Corporation, through a capital contribution totaling approximately $2,038,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

On January 1, 2003, MTC purchased the trust operations of First Merchants, First National and Lafayette for a fair value acquisition price of $20,687,000. MTC united the trust and asset management services of all affiliate banks of the Corporation. All intercompany transactions related to this purchase by MTC have been eliminated in the consolidated financial statements of the Corporation.

Effective September 6, 2002, the Corporation acquired Stephenson Insurance Service, Inc., which was merged into FMIS, a wholly-owned subsidiary of the Corporation. The Corporation issued 38,090 shares of its common stock at a cost of $26.16 per share to complete the transaction. This acquisition was deemed to be an immaterial acquisition.

On April 1, 2002, the Corporation acquired 100 percent of the outstanding stock of Lafayette Bancorporation, the holding company of Lafayette, which is located in Lafayette, Indiana. Lafayette is a national chartered bank with branches located in central Indiana. Lafayette Bancorporation was merged into the Corporation, and Lafayette maintained its bank charter as a subsidiary of First Merchants Corporation. The Corporation issued approximately 3,057,298 shares of its common stock at a cost of $21.30 per share and approximately $50,867,000 in cash to complete the transaction. As a result of the acquisition, the Corporation has an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $115,978,000, including goodwill of $57,893,000 none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $16,052,000 were recognized and are being amortized over 10 years using the 150 percent declining balance method.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of April 1, 2002. The purchase accounting adjustments are being amortized over the life of the respective asset or liability. Lafayette's results of operations are included in the Corporation's consolidated income statement beginning April 1, 2002. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Investments	$104,717
Loans	552,016
Premises and equipment	10,269
Core deposit intangibles	16,052
Goodwill	57,893
Other	64,074
Total assets acquired	805,021
Deposits	607,281
Other	81,762
Total liabilities acquired	689,043
Net assets acquired	$115,978

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the Lafayette merger had taken place at the beginning of each period.

	Year Ended December 31, 2002
Net Interest Income	$ 98,855
Net Income	28,016
Per share - combined:	
Basic Net Income	1.61
Diluted Net Income	1.60

Effective January 1, 2002, the Corporation acquired Delaware County Abstract Company, Inc. and Beebe & Smith Title Insurance Company, Inc., which were merged into ITIC, a wholly-owned subsidiary of the Corporation. The Corporation issued approximately 114,365 shares of its common stock at a cost of $21.31 per share to complete the transaction. ITIC's operations were subsequently contributed to Indiana Title Insurance Company, LLC in which the Corporation has a 52.12 percent ownership interest. This acquisition was deemed to be an immaterial acquisition.

NOTE 3

RESTRICTION ON CASH AND DUE FROM BANKS

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004, was $4,397,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for sale at December 31, 2004				
U.S. Treasury	$ 1,745		$ 1	$ 1,744
Federal agencies	65,325	$ 73	332	65,066
State and municipal	150,284	5,243	82	155,445
Mortgage-backed securities	183,200	485	1,980	181,705
Other asset-backed securities	18			18
Marketable equity securities	12,191	8		12,199
Total available for sale	412,763	5,809	2,395	416,177
Held to maturity at December 31, 2004				
State and municipal	5,306	162		5,468
Mortgage-backed securities	52			52
Total held to maturity	5,358	162		5,520
Total investment securities	$418,121	$ 5,971	$ 2,395	$421,697
Available for sale at December 31, 2003				
U.S. Treasury	$ 1,498			$ 1,498
Federal agencies	38,290	$ 523	$ 52	38,761
State and municipal	118,794	6,932	86	125,640
Mortgage-backed securities	174,208	813	1,817	173,204
Corporate obligations	500	16		516
Marketable equity securities	9,237	4		9,241
Total available for sale	342,527	8,288	1,955	348,860
Held to maturity at December 31, 2003				
State and municipal	7,860	389		8,249
Mortgage-backed securities	77			77
Total held to maturity	7,937	389		8,326
Total investment securities	$350,464	$ 8,677	$ 1,955	$357,186

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. The historical cost of these investments totaled $192,366,000 and $102,973,000 at December 31, 2004 and 2003, respectively. Total fair value of these investments was $189,971,000 and $101,018,000, which is approximately 45.1 and 28.3 percent of the Corporation's available-for-sale and held-to-maturity investment portfolio at December 31, 2004 and 2003, respectively. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES continued

The following tables show the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 and 2003:

	Less than 12 Months		12 Months or Longer		Total	
	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
Temporarily impaired investment securities at December 31, 2004:						
U.S. Treasury	$ 1,496	$ (1)			$ 1,496	$ (1)
Federal agencies	46,227	(303)	$ 1,472	$ (29)	47,699	(332)
State and municipal	2,976	(20)	1,094	(62)	4,070	(82)
Mortgage-backed securities	109,213	(1,129)	27,493	(851)	136,706	(1,980)
Total temporarily impaired investment securities	$159,912	$(1,453)	$30,059	$ (942)	$189,971	$(2,395)

	Less than 12 Months		12 Months or Longer		Total	
	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
Temporarily impaired investment securities at December 31, 2003:						
Federal agencies	$ 7,410	$ (50)	$ 747	$ (2)	$ 8,157	$ (52)
State and municipal	2,547	(82)	166	(4)	2,713	(86)
Mortgage-backed securities	90,148	(1,817)			90,148	(1,817)
Total temporarily impaired investment securities	$100,105	$(1,949)	$ 913	$ (6)	$101,018	$(1,955)

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AVAILABLE FOR SALE		HELD TO MATURITY	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Maturity distribution at December 31, 2004:				
Due in one year or less	$ 13,026	$ 13,128	$ 1,110	$ 1,125
Due after one through five years	129,277	130,362	2,760	2,856
Due after five through ten years	50,916	53,439	295	328
Due after ten years	24,132	25,323	1,141	1,159
	217,351	222,252	5,306	5,468
Mortgage-backed securities	183,200	181,705	52	52
Other asset-backed securities	21	21		
Marketable equity securities	12,191	12,199		
Totals	$412,763	$416,177	$ 5,358	$ 5,520

Securities with a carrying value of approximately $157,356,000 and $158,474,000 were pledged at December 31, 2004 and 2003 to secure certain deposits and securities sold under repurchase agreements, and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2004, 2003 and 2002 were $32,336,000, $58,245,000 and $21,363,000. Gross gains of $1,502,000, $950,000 and $739,000 in 2004, 2003 and 2002, and gross losses of $314,000 in 2004 were realized on those sales.

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE

	2004	2003
Loans at December 31:		
Commercial and industrial loans	$ 462,538	$ 443,140
Agricultural production financing and other loans to farmers	98,902	95,048
Real estate loans:		
Construction	164,738	149,865
Commercial and farmland	709,163	564,578
Residential	761,163	866,477
Individuals' loans for household and other personal expenditures	198,532	196,093
Tax-exempt loans	8,203	16,363
Other loans	24,812	21,939
	2,428,051	2,353,503
Allowance for loan losses	(22,548)	(25,493)
Total loans	$2,405,503	$2,328,010

	2004	2003	2002
Allowance for loan losses:			
Balance, January 1	$ 25,493	$ 22,417	$ 15,141
Allowance acquired in acquisitions		3,727	6,902
Provision for losses	5,705	9,477	7,174
Recoveries on loans	2,251	2,011	1,313
Loans charged off	(10,901)	(12,139)	(8,113)
Balance, December 31	$ 22,548	$ 25,493	$ 22,417

Information on nonaccruing, contractually past due 90 days or more other than nonaccruing and restructured loans is summarized below:

	2004	2003	2002
At December 31:			
Non-accrual loans	$15,355	$19,453	$14,134
Loans contractually past due 90 days or more other than nonaccruing	1,907	6,530	6,676
Restructured loans	2,019	641	2,508
Total non-performing loans	$19,281	$26,624	$23,318

Nonaccruing loans are loans which are reclassified to a nonaccruing status when in management's judgment the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Interest income on these loans is then recognized when collected.

Restructured loans are loans for which the contractual interest rate has been reduced or other concessions are granted to the borrower, because of a deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans.

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE continued

Information on impaired loans is summarized below:	2004	2003	2002
As of, and for the year ending December 31:			
Impaired loans with an allowance	$ 7,728	$12,725	$16,901
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	41,683	32,047	27,450
Total impaired loans	$49,411	$44,772	$44,351
Total impaired loans as a percent of total loans	2.03%	1.90%	2.19%
Allowance for impaired loans (included in the Corporation's allowance for loan losses)	$ 1,673	$ 5,728	$ 7,299
Average balance of impaired loans	59,568	50,245	49,663
Interest income recognized on impaired loans	4,166	3,259	3,656
Cash basis interest included above	3,029	2,714	2,344

NOTE 6

PREMISES AND EQUIPMENT

	2004	2003
Cost at December 31:		
Land	$ 8,281	$ 7,463
Buildings and leasehold improvements	40,520	40,308
Equipment	38,852	38,777
Total cost	87,653	86,548
Accumulated depreciation and amortization	(49,399)	(46,909)
Net	$ 38,254	$ 39,639

The Corporation is committed under various noncancelable lease contracts for certain subsidiary office facilities. Total lease expense for 2004, 2003 and 2002 was $2,151,000, $1,629,000 and $1,027,000, respectively. The future minimum rental commitments required under the operating leases in effect at December 31, 2004, expiring at various dates through the year 2013 are as follows for the years ending December 31:

2005	$1,746
2006	1,515
2007	1,145
2008	880
2009	829
After 2009	2,287
Total future minimum obligations	$8,402

(table dollar amounts in thousands, except share data)

NOTE 7

GOODWILL

The changes in the carrying amount of goodwill at December 31 are noted below. No impairment loss was recorded in 2004 and 2003.

	2004	2003
Balance, January 1	$ 118,679	$ 87,640
Goodwill acquired	1,900	30,291
Adjustments to previously acquired goodwill	36	748
Balance, December 31	$ 120,615	$ 118,679

NOTE 8

CORE DEPOSIT INTANGIBLES

The carrying basis and accumulated amortization of recognized core deposit intangibles at December 31 were:

	2004	2003
Gross carrying amount	$ 31,073	$ 31,073
Accumulated amortization	(10,404)	(7,029)
Core deposit intangibles	$ 20,669	$ 24,044

Amortization expense for the years ended December 31, 2004, 2003 and 2002, was $3,375,000, $3,704,000 and $2,571,000, respectively. Estimated amortization expense for each of the following five years is:

2005	$ 3,065
2006	3,013
2007	3,013
2008	3,013
2009	3,013
After 2009	5,552
	$20,669

NOTE 9

DEPOSITS

	2004	2003
Deposits at December 31:		
Demand deposits	$ 703,989	$ 706,202
Savings deposits	634,132	643,328
Certificates and other time deposits of $100,000 or more	258,362	279,810
Other certificates and time deposits	811,667	732,761
Total deposits	$2,408,150	$2,362,101

(table dollar amounts in thousands, except share data)

NOTE 9

DEPOSITS continued

Certificates and other time deposits maturing in years ending December 31:	
2005	$ 608,607
2006	214,577
2007	168,394
2008	47,572
2009	27,009
After 2009	3,870
	$1,070,029

NOTE 10

BORROWINGS

	2004	2003
Borrowings at December 31:		
Federal funds purchased	$ 32,550	
Securities sold under repurchase agreements	87,472	$ 71,095
Federal Home Loan Bank advances	223,663	212,779
Subordinated debentures, revolving credit lines and term loans	97,206	97,782
Other borrowed funds		1,514
Total borrowings	$440,891	$383,170

Securities sold under repurchase agreements consist of obligations of the Banks to other parties. The obligations are secured by U.S. Treasury, Federal agency obligations and corporate asset-backed securities. The maximum amount of outstanding agreements at any month-end during 2004 and 2003 totaled $87,472,000 and $74,969,000, and the average of such agreements totaled $62,669,000 and $70,354,000 during 2004 and 2003.

Maturities of securities sold under repurchase agreements; Federal Home Loan Bank advances; and subordinated debentures, revolving credit lines and term loans as of December 31, 2004, are as follows:

	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	FEDERAL HOME LOAN BANK ADVANCES	SUBORDENATED DEBENTURES REVOLOVING CREDIT LINES AND TERM LOANS
	AMOUNT	AMOUNT	AMOUNT
Maturities in years ending December 31:			
2005	$87,152	$ 33,477	$ 8,250
2006	320	29,859	
2007		24,995	
2008		19,306	
2009		9,428	
After 2009		106,598	88,956
Total	$87,472	$223,663	$97,206

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

The terms of a security agreement with the FHLB require the Corporation to pledge, as collateral for advances, qualifying first mortgage loans and all otherwise unpledged investment securities in an amount equal to at least 160 percent of these advances. Advances are subject to restrictions or penalties in the event of prepayment. The total available remaining borrowing capacity from the FHLB at December 31, 2004, was $148,451,000.

Subordinated Debentures, Revolving Credit Lines and Term Loans. Three borrowings were outstanding on December 31, 2004, for $97,206,000.

- *First Merchants Capital Trust I.* The subordinated debenture, entered into on April 12, 2002, for $54,832,000 will mature on June 20, 2032. The Corporation may redeem the debenture no earlier than June 30, 2007, subject to the prior approval of the Federal Reserve, as required by law or regulation. Interest is fixed at 8.75 percent and payable on March 31, June 30, September 30 and December 31 of each year.

- *CNBC Statutory Trust I.* As part of the March 1, 2003, acquisition of CNBC Bancorp, the Corporation assumed $4,124,000 of a junior subordinated debenture entered into on February 22, 2001. The subordinated debenture of $4, 124,000 will mature on February 22, 2031. Interest is fixed at 10.20 percent and payable on February 22 and August 22 of each year. The Corporation may redeem the debenture, in whole or in part, at its option commencing February 22, 2011, at a redemption price of 105.10 percent of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value with prior approval of the Board of Governors of the Federal Reserve System.

- *LaSalle Bank, N.A.* The outstanding balance of a Loan and Subordinated Debenture Loan Agreement ("LaSalle Agreement") entered into with LaSalle Bank, N.A. on March 25, 2003 for $38,250,000. The LaSalle Agreement includes three credit facilities:

    - The Term Loan of $5,000,000 matures on March 25, 2010. Interest is calculated at a floating rate equal to the lender's prime rate or LIBOR plus 1.50 percent. The Term Loan is secured by 100 percent of the common stock of First Merchants Bank, N.A. and 100 percent of the common stock of Lafayette Bank and Trust Company, N.A. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.

    - The Revolving Loan had a balance of $8,250,000 at December 31, 2004. Interest is payable quarterly based on LIBOR plus 1 percent. Principal and interest are due on or before March 23,2005. The total principal amount outstanding at any one time may not exceed $20,000,000. The Revolving Loan is secured by 100 percent of the common stock of First Merchants Bank, N.A. and 100 percent of the common stock of Lafayette Bank and Trust Company, N.A. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels,

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.

- The Subordinated Debenture of $25,000,000 matures on March 25, 2010. Interest is calculated at a floating rate equal to, at the Corporation's option, either the lender's prime rate or LIBOR plus 2.50 percent. The Subordinated Debenture is treated as Tier 2 Capital for regulatory capital purposes.

NOTE 11

LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The loans are serviced primarily for the Federal Home Loan Mortgage Corporation, and the unpaid balances totaled $113,344,000, $105,865,000 and $90,346,000 at December 31, 2004, 2003 and 2002. The amount of capitalized servicing assets is considered immaterial.

NOTE 12

INCOME TAX

	2004	2003	2002
Income tax expense for the year ended December 31:			
Currently payable:			
Federal	$ 11,934	$ 9,475	$ 11,869
State	1,772	1,569	2,615
Deferred:			
Federal	(615)	(597)	(446)
State	94	270	(57)
Total income tax expense	$ 13,185	$ 10,717	$ 13,981
Reconciliation of federal statutory to actual tax expense:			
Federal statutory income tax at 34%	$ 14,483	$ 13,030	$ 14,085
Tax-exempt interest	(2,098)	(2,198)	(2,006)
Graduated tax rates	335	289	355
Effect of state income taxes	1,178	1,213	1,613
Earnings on life insurance	(472)	(512)	(133)
Tax credits	(274)	(317)	(293)
Other	33	(788)	360
Actual tax expense	$ 13,185	$ 10,717	$ 13,981

Tax expense applicable to security gains and losses for the years ended December 31, 2004, 2003 and 2002, was $475,000, $380,000, and $296,000, respectively.

(table dollar amounts in thousands, except share data)

NOTE 12

INCOME TAX continued

A cumulative net deferred tax liability is included in the consolidated balance sheets. The components of the net liability are as follows:

	2004	2003
Deferred tax liability at December 31:		
Assets:		
Differences in accounting for loan losses	$ 9,438	$11,305
Deferred compensation	2,707	2,514
State income tax	524	18
Other	222	135
Total assets	12,891	13,972
Liabilities:		
Differences in depreciation methods	3,469	3,061
Differences in accounting for loans and securities	8,181	9,905
Differences in accounting for loan fees	628	715
Differences in accounting for pensions and other employee benefits	339	861
State income tax		
Net unrealized gain on securities available for sale	2,220	2,123
Other	1,317	1,102
Total liabilities	16,154	17,767
Net deferred tax liability	$(3,263)	$(3,795)

NOTE 13

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31, were as follows:

	2004	2003
Commitments to extend credit	$540,087	$481,771
Standby letters of credit	22,024	25,242

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may

(table dollar amounts in thousands, except share data)

NOTE 13

COMMITMENTS AND CONTINGENT LIABILITIES continued

include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party.

The Corporation and subsidiaries are also subject to claims and lawsuits, which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Corporation.

NOTE 14

STOCKHOLDERS' EQUITY

National banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. National banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. At December 31, 2004, First Merchants, Union National, First National and Frances Slocum had no retained net profits available for 2005 dividends to the Corporation without prior regulatory approval. The amount at December 31, 2004, available for 2005 dividends from Madison, First United, Randolph County, Decatur, Lafayette and Commerce National to the Corporation totaled $3,937,000, $238,000, $927,000, $17,000, $2,807,000 and $3,164,000, respectively.

Total stockholders' equity for all subsidiaries at December 31, 2004, was $393,772,000, of which $370,668,000 was restricted from dividend distribution to the Corporation.

The Corporation has a Dividend Reinvestment and Stock Purchase Plan, enabling stockholders to elect to have their cash dividends on all shares held automatically reinvested in additional shares of the Corporation's common stock. In addition, stockholders may elect to make optional cash payments up to an aggregate of $2,500 per quarter for the purchase of additional shares of common stock. The stock is credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis.

On August 15, 2003 and August 13 2002, the Board of Directors of the Corporation declared a five percent (5%) stock dividend on its outstanding common shares. The new shares were distributed on September 12, 2003 and September 13, 2002, to holders of record on August 29, 2003 and August 30, 2002, respectively.

NOTE 15

REGULATORY CAPITAL

The Corporation and Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital,

NOTE 15

REGULATORY CAPITAL continued

and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.

At December 31, 2004, the management of the Corporation believes that it meets all capital adequacy requirements to which it is subject. The most recent notifications from the regulatory agencies categorized the Corporation and Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. There have been no conditions or events since that notification that management believes have changed this categorization.

(table dollar amounts in thousands, except share data)

NOTE 15

REGULATORY CAPITAL continued

Actual and required capital amounts and ratios are listed below.

	2004				2003			
	ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)		ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
December 31								
Total Capital (1)(to risk-weighted assets)								
Consolidated	$275,786	11.57%	$190,736	8.00%	$266,488	11.60%	$183,793	8.00%
First Merchants	68,064	11.47	47,474	8.00	67,425	11.08	48,667	8.00
Madison	25,496	11.36	17,962	8.00	21,682	10.71	16,198	8.00
First United	7,703	11.86	5,196	8.00	6,679	10.95	4,882	8.00
Randolph County	8,847	11.58	6,111	8.00	8,023	11.20	5,731	8.00
Union County	16,293	12.00	10,858	8.00	15,679	11.37	11,032	8.00
First National	10,198	11.42	7,146	8.00	10,643	12.25	6,951	8.00
Decatur	11,419	11.62	7,862	8.00	11,273	11.84	7,616	8.00
Frances Slocum	17,491	12.93	10,825	8.00	18,173	15.19	9,571	8.00
Lafayette	71,962	11.35	50,701	8.00	70,401	11.32	49,765	8.00
Commerce National	36,829	10.70	27,532	8.00	36,698	12.31	23,851	8.00
Tier I Capital (1)(to risk-weighted assets)								
Consolidated	$228,234	9.57%	$ 95,368	4.00%	$215,995	9.40%	$ 91,896	4.00%
First Merchants	62,310	10.50	23,737	4.00	59,858	9.84	24,334	4.00
Madison	23,671	10.54	8,981	4.00	19,473	9.62	8,099	4.00
First United	7,100	10.93	2,598	4.00	5,985	9.81	2,441	4.00
Randolph County	7,998	10.47	3,055	4.00	7,160	10.00	2,865	4.00
Union County	14,596	10.75	5,429	4.00	14,067	10.20	5,516	4.00
First National	9,322	10.44	3,573	4.00	9,750	11.22	3,476	4.00
Decatur	10,635	10.82	3,931	4.00	10,268	10.79	3,808	4.00
Frances Slocum	15,793	11.67	5,412	4.00	16,669	13.93	4,785	4.00
Lafayette	67,028	10.58	25,350	4.00	64,982	10.45	24,883	4.00
Commerce National	27,648	8.03	13,766	4.00	27,472	9.21	11,926	4.00
Tier I Capital (1) (to average assets)								
Consolidated	$228,234	7.50%	$121,711	4.00%	$215,995	7.38%	$117,110	4.00%
First Merchants	62,310	7.78	32,024	4.00	59,858	7.37	32,475	4.00
Madison	23,671	9.01	10,510	4.00	19,473	8.07	9,658	4.00
First United	7,100	7.68	3,700	4.00	5,985	6.99	3,426	4.00
Randolph County	7,998	8.42	3,799	4.00	7,160	7.89	3,632	4.00
Union County	14,596	7.47	7,814	4.00	14,067	7.30	7,709	4.00
First National	9,322	7.99	4,664	4.00	9,750	8.53	4,571	4.00
Decatur	10,635	7.96	5,342	4.00	10,268	7.61	5,400	4.00
Frances Slocum	15,793	9.58	6,593	4.00	16,669	10.52	6,341	4.00
Lafayette	67,028	7.94	33,747	4.00	64,982	8.02	32,397	4.00
Commerce National	27,648	7.01	15,785	4.00	27,472	7.78	14,133	4.00

(1) as defined by regulatory agencies

NOTE 16

EMPLOYEE BENEFIT PLANS

The Corporation's defined-benefit pension plans cover substantially all of the Corporation's employees. The benefits are based primarily on years of service and employees' pay near retirement. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The table below sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at December 31, using measurement dates of September 30, 2004 and 2003.

	December 31 2004	2003
Change in benefit obligation		
Benefit obligation at beginning of year	$ 45,579	$ 44,718
Service cost	1,920	1,564
Interest cost	2,789	2,617
Actuarial (gain) loss	1,917	(1,667)
Benefits paid	(1,847)	(1,653)
Benefit obligation at end of year	50,358	45,579
Change in plan assets		
Fair value of plan assets at beginning of year	33,940	31,650
Actual return on plan assets	3,080	3,876
Benefits paid	(1,847)	(1,653)
Employer contributions	3,854	67
Fair value of plan assets at end of year	39,027	33,940
Unfunded status	(11,331)	(11,639)
Unrecognized net actuarial loss	10,944	9,656
Unrecognized prior service cost	1,697	1,834
Unrecognized transition asset	(27)	(178)
Prepaid benefit cost (liability)	1,283	(327)
Additional pension liability	(5,416)	(4,924)
Net minimum liability	$ (4,133)	$ (5,251)
Amounts recognized in the balance sheets consist of:		
Prepaid benefit cost (liability)	$ 1,283	$ (327)
Additional pension liability	(5,416)	(4,924)
Intangible asset	1,697	1,834
Deferred taxes	1,487	1,236
Accumulated other comprehensive loss	2,232	1,854
Net amount recognized	$ 1,283	$ (327)

In January 2005, the Board of Directors of the Corporation approved the curtailment of the accumulation of defined benefits for future services provided by certain participants in the First Merchants Corporation Retirement Pension Plan (the "Plan"). Employees of the Corporation and certain of its subsidiaries who are participants in the Plan were notified that, on and after March 1, 2005, no additional pension benefits will be earned by employees who have not both attained the age of fifty-five (55) and accrued at least ten (10) years of "Vesting Service". As a result of this action, the Corporation has decided to record a $1,630,000 pension curtailment loss to record previously unrecognized prior service costs in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." This loss will be recognized and recorded by the Corporation in the first quarter of 2005.

At December 31, 2004 and 2003, the plans' accumulated benefit obligation totaled $43,161,000 and $39,192,000, respectively. Projected future benefit payments in years ending December 31 are as follows:

2005	$ 1,821
2006	1,985
2007	2,136
2008	2,210
2009	2,380
2010 to 2014	15,042

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The Corporation's planned and required contributions to its defined-benefit pension plans in 2005 total $564,000. The Corporation's contributions paid to its defined-benefit pension plans in 2004 totaled $3,854,000, of which $2,108,000 was required and $1,746,000 was discretionary.

At September 30, 2004 the plans' assets were allocated 68 percent to equity securities, 28 percent to debt securities, and 4 percent to real estate and other plan assets. The targeted allocation for those categories of plan assets are 40 to 80 percent, 20 to 60 percent and 1 to 15 percent, respectively.

At September 30, 2003 the plans' assets were allocated 67 percent to equity securities, 25 percent to debt securities, and 8 percent to real estate and other plan assets. The targeted allocation for those categories of plan assets are 40 to 80 percent, 20 to 60 percent, and 0 to 15 percent, respectively.

	2004	2003	2002(1)
Pension cost includes the following components:			
Service cost-benefits earned during the year	$ 1,920	$ 1,564	$ 1,770
Interest cost on projected benefit obligation	2,789	2,617	2,202
Actual (return) loss on plan assets	(3,080)	(3,876)	2,654
Net amortization and deferral	614	1,617	(5,674)
Total pension cost	$ 2,243	$ 1,922	$ 952

(1) Lafayette components are included beginning as of April 1, 2002.

	2004	2003	2002
Assumptions used in the accounting as of December 31 were:			
Discount rate	6.00%	6.25%	6.75%
Rate of increase in compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	8.00%	8.00%	8.14%

The above assumptions used to measure benefit obligations as of the plan's measurement date were the same assumptions used to determine the net benefit cost.

At September 30, 2004 and 2003, the Corporation based its estimate of the expected long-term rate of return on analysis of the historical returns of the plans and current market information available. The plans' investment strategies are to provide for preservation of capital with an emphasis on long-term growth without undue exposure to risk. The assets of the plans' are invested in accordance with the plans' Investment Policy Statement, subject to strict compliance with ERISA and any other applicable statutes.

The plans' risk management practices include quarterly evaluations of investment managers, including reviews of compliance with investment manager guidelines and restrictions; ability to exceed performance objectives; adherence to the investment philosophy and style; and ability to exceed the performance of other investment managers. The evaluations are reviewed by management with appropriate follow-up and actions taken, as deemed necessary. The Investment Policy Statement generally allows investments in cash and cash equivalents, real estate, fixed income debt securities and equity securities, and specifically prohibits investments in derivatives, options, futures, private placements, short selling, non-marketable securities and purchases of non-investment grade bonds.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

At December 31, 2004, the maturities of the plans' debt securities ranged from 14 days to 6.2 years, with a weighted average maturity of 2.9 years. At December 31, 2003, the maturities of the plans' debt securities ranged from 59 days to 5.6 years, with a weighted average maturity of 2.5 years.

The 1994 Stock Option Plan reserved 546,978 shares of Corporation common stock for the granting of options to certain employees and non-employee directors. The exercise price of the shares may not be less than the fair market value of the shares upon the grant of the option. Options become 100 percent vested when granted and are fully exercisable generally six months after the date of the grant, for a period of ten years. No shares remain available for grant under the 1994 Plan.

The 1999 Long-term Equity Incentive Plan was approved by the Corporation's shareholders at the 1999 annual meeting. The aggregate number of shares that are available for grants under that Plan in any calendar year is equal to the sum of: (a) 1 percent of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year; plus (b) the number of shares that were available for grants, but not granted, under the Plan in any previous year; but in no event will the number of shares available for grants in any calendar year exceed 1.5 percent of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year. Options, which have a ten year life, become 100 percent vested ranging from six months to two years and are fully exercisable when vested. The 1999 Long-term Equity Incentive Plan will expire in 2009.

The table below is a summary of the status of the Corporation's stock option plans and changes in those plans as of and for the years ended December 31, 2004, 2003 and 2002.

Year Ended December 31,	2004		2003		2002	
OPTIONS	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding, beginning of year	951,509	$ 20.71	842,583	$ 19.89	770,817	$ 17.91
Granted	185,170	25.60	190,714	23.46	166,760	26.85
Exercised	(95,899)	15.48	(69,672)	16.93	(71,538)	12.74
Cancelled	(21,137)	25.36	(12,116)	22.27	(23,456)	22.18
Outstanding, end of year	1,019,643	$ 22.00	951,509	$ 20.71	842,583	$ 19.89
Options exercisable at year end	693,560		653,040		569,758	
Weighted-average fair value of options granted during the year		$ 6.98		$ 5.99		$ 7.47

As of December 31, 2004, other information by exercise price range for options outstanding and exercisable is as follows:

	OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
$ 12.43 - $19.73	417,854	$17.77	4.1 years	417,484	$17.77
20.46 - 25.60	449,631	24.28	7.8 years	123,963	23.29
26.29 - 26.93	152,158	26.87	7.2 years	152,113	26.87
	1,019,643	$22.00	6.2 years	693,560	$20.75

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for its employee stock options under that Statement.

The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rates........	4.57%	3.55%	4.78%
Dividend yields................	3.64%	3.65%	3.63%
Volatility factors of expected market price common stock...	30.89%	31.29%	31.02%
Weighted-average expected life of the options	8.50 years	8.50 years	8.50 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are shown in Note 1 to the consolidated financial statements.

The 1999 Employee Stock Purchase Plan enabled eligible employees to purchase the Corporation's common stock. A total of 289,406 shares of the Corporation's common stock were initially reserved for issuance pursuant to the plan. The price of the stock to be paid by the employees was determined by the Corporation's compensation committee, but was not less than 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of the offering period. Common stock purchases were made annually and paid through advance payroll deductions of up to 20 percent of eligible compensation. Participants under the plan purchased 45,267 shares in 2004 at $19.94 per share. The fair value on the purchase date was $25.60. The 1999 Employee Stock Purchase Plan expired after the July 1, 2004 purchase of shares.

The Corporation's Employee Stock Purchase Plan is accounted for in accordance with APB No. 25. Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for the purchased shares under that statement. The pro forma disclosures are included in Note 1 to the consolidated financial statements and were estimated using an option pricing model with the following assumptions for 2004, 2003 and 2002, respectively: dividend yield of 3.64, 3.65, and 3.63 percent; an expected life of one year for all years; expected volatility of 30.89, 31.29, and 31.02 percent; and risk-free interest rates of 4.57, 3.55 and 4.78 percent. The fair value of those purchase rights granted in 2004, 2003 and 2002 was $6.38, $4.81 and $10.14 respectively.

The First Merchants Corporation 2004 Employee Stock Purchase Plan was approved by the Corporation's stockholders at their annual meeting on April 22, 2004. The effective date of the Plan was July 1, 2004. Its purpose is to provide eligible employees of the Corporation and its subsidiaries an opportunity to purchase shares of common stock of the Corporation through annual offerings financed by payroll deductions. A total of 400,000 shares of the Corporation's common stock are reserved for issuance

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

pursuant to the plan. The price of the stock to be paid by the employees is determined by the Corporation's compensation committee, but may not be less than 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of the offering period. Common stock purchases are made annually and are paid through advance payroll deductions of up to 20 percent of eligible compensation. At December 31, 2004, $904,000 has been withheld from compensation, plus interest, toward the purchase of shares after June 30, 2005, the end of the annual offering period.

The Corporation maintains retirement savings 401(k) plans in which substantially all employees may participate. The Corporation matches employees' contributions at the rate of 25 to 50 percent for the first 5 to 6 percent of base salary contributed by participants. The Corporations' expense for the plans was $660,000 for 2004, $600,000 for 2003, and $315,000 for 2002.

The Corporation maintains supplemental executive retirement and other nonqualified retirement plans for the benefit of certain directors and officers. Under the plans, the Corporation agrees to pay retirement benefits that are actuarially determined based upon plan participants' compensation amounts and years of service. Accrued benefits payable totaled $ 3,004,000 and $2,511,000 at December 31, 2004 and 2003. Benefit plan expense was $615,000, $485,000 and $436,000 for 2004, 2003 and 2002.

The Corporation maintains post-retirement benefit plans that provide health insurance benefits to retirees. The plans allow retirees to be carried under the Corporation's health insurance plan, generally from ages 55 to 65. The retirees pay most of the premiums due for their coverage, with amounts paid by retirees ranging from 70 to 100 percent of the premiums payable. The accrued benefits payable under the plans totaled $1,022,000 and $898,000 at December 31, 2004 and 2003. Post-retirement plan expense totaled $202,000, $240,000 and $19,000 for the years ending December 31, 2004, 2003 and 2002.

NOTE 17

NET INCOME PER SHARE

Year Ended December 31,	2004			2003			2002		
	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT
Basic net income per share:									
Net income available to common stockholders	$29,411	18,540,451	$1.59	$27,571	18,233,855	$1.51	$27,836	16,364,788	$1.70
Effect of dilutive stock options..		126,826			137,575			137,703	
Diluted net income per share:									
Net income available to common stockholders and assumed conversions	$29,411	18,667,277	$1.58	$27,571	18,371,430	$1.50	$27,836	16,502,491	$1.69

Options to purchase 320,661, 233,658 and 162,207 shares of common stock with weighted average exercise prices of $24.66, $24.01 and $25.94 at December 31, 2004, 2003 and 2002 were excluded from the computation of diluted net income per

NOTE 17

NET INCOME PER SHARE continued

share because the options exercise price was greater than the average market price of the common stock.

NOTE 18

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING TIME DEPOSITS The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES Fair values are based on quoted market prices.

MORTGAGE LOANS HELD FOR SALE The fair value of mortgages held for sale approximates carrying values.

LOANS For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK The fair value of FRB and FHLB stock is based on the price at which it may be resold to the FRB and FHLB.

INTEREST RECEIVABLE/PAYABLE The fair values of interest receivable/payable approximate carrying values.

CASH VALUE OF LIFE INSURANCE The fair value of cash value of life insurance approximates carrying value.

DEPOSITS The fair values of noninterest-bearing demand accounts, interest-bearing demand accounts and savings deposits are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

BORROWINGS The fair value of borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt, except for short-term and adjustable rate borrowing arrangements. At December 31, the fair value for these instruments approximates carrying value.

(table dollar amounts in thousands, except share data)

NOTE 18

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

OFF-BALANCE SHEET COMMITMENTS

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Banks' exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

The estimated fair values of the Corporation's financial instruments are as follows:

	2004		2003	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets at December 31:				
Cash and cash equivalents	$ 69,960	$ 69,960	$ 109,527	$ 109,527
Interest-bearing time deposits	9,343	9,343	8,141	8,141
Investment securities available for sale	416,177	416,177	348,860	348,860
Investment securities held to maturity	5,358	5,520	7,937	8,326
Mortgage loans held for sale	3,367	3,367	3,043	3,043
Loans	2,405,503	2,415,924	2,328,010	2,383,666
FRB and FHLB stock	22,858	22,858	15,502	15,502
Interest receivable	17,318	17,318	16,840	16,840
Cash value of life insurance	42,061	42,061	37,927	37,927
Liabilities at December 31:				
Deposits	2,408,150	2,404,595	2,362,101	2,378,669
Borrowings:				
Federal funds purchased	32,550	32,550		
Securities sold under repurchase agreements	87,472	85,136	71,095	71,139
FHLB advances	223,663	234,247	212,779	239,251
Subordinated debentures, revolving credit lines and term loans	97,206	105,139	97,782	103,313
Other borrowed funds			1,514	1,514
Interest payable	4,411	4,411	4,680	4,680

NOTE 19

CONDENSED FINANCIAL INFORMATION (parent company only)

Presented below is condensed financial information as to financial position, results of operations, and cash flows of the Corporation:

CONDENSED BALANCE SHEETS

	December 31, 2004	2003
Assets		
Cash	$ 987	$ 3,235
Investment securities available for sale	3,500	3,500
Investment in subsidiaries	401,721	391,241
Goodwill	448	448
Other assets	10,039	10,500
Total assets	$416,695	$408,924
Liabilities		
Borrowings	$ 97,206	$ 99,550
Other liabilities	4,886	5,409
Total liabilities	102,092	104,959
Stockholders' equity	314,603	303,965
Total liabilities and stockholders' equity	$416,695	$408,924

(table dollar amounts in thousands, except share data)

NOTE 19

CONDENSED FINANCIAL INFORMATION (parent company only) continued

CONDENSED STATEMENTS OF INCOME

	December 31, 2004	2003	2002
Income			
Dividends from subsidiaries	$ 28,983	$ 45,445	$ 22,720
Administrative services fees from subsidiaries	13,767	10,849	6,580
Other income	375	472	535
Total income	43,125	56,766	29,835
Expenses			
Amortization of core deposit intangibles and fair value adjustments	11	26	28
Interest expense	6,785	6,463	3,858
Salaries and employee benefits	11,240	9,531	7,641
Net occupancy expenses	1,481	1,869	1,527
Equipment expenses	2,918	1,955	1,447
Telephone expenses	1,383	1,571	1,543
Other expenses	3,228	3,730	2,767
Total expenses	27,046	25,145	18,811
Income before income tax benefit and equity in undistributed income of subsidiaries	16,079	31,621	11,024
Income tax benefit	4,557	5,577	4,336
Income before equity in undistributed income of subsidiaries	20,636	37,198	15,360
Equity in undistributed (distributions in excess of) income of subsidiaries	8,775	(9,627)	12,476
Net Income	$ 29,411	$ 27,571	$ 27,836

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	2003	2002
Operating activities:			
Net income	$ 29,411	$ 27,571	$ 27,836
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	11	26	28
Distributions in excess of (equity in undistributed) income of subsidiaries	(8,775)	(9,627)	(12,476)
Net change in:			
Other assets	(535)	2,406	(6,892)
Other liabilities	461	(6)	4,430
Net cash provided by operating activities	20,573	20,370	12,926
Investing activities - Investment in subsidiaries	(2,289)	(25,858)	(51,135)
Net cash used by investing activities	(2,289)	(25,858)	(51,135)
Financing activities:			
Cash dividends	(17,048)	(16,557)	(13,995)
Borrowings	7,251	47,594	55,832
Repayment of borrowings	(9,594)	(29,550)	
Stock issued under employee benefit plans	903	819	658
Stock issued under dividend reinvestment and stock purchase plan	1,278	1,339	951
Stock options exercised	1,404	1,191	494
Stock redeemed	(4,726)	(489)	(4,333)
Cash paid in lieu of issuing fractional shares		(28)	(35)
Net cash provided (used) by financing activities	(20,532)	4,319	39,572
Net change in cash	(2,248)	(1,169)	1,363
Cash, beginning of year	3,235	4,404	3,041
Cash, end of year	$ 987	$ 3,235	$ 4,404

(table dollar amounts in thousands, except share data)

NOTE 20

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth certain quarterly results for the years ended December 31, 2004 and 2003:

QUARTER ENDED	INTEREST INCOME	INTEREST EXPENSE	NET INTEREST INCOME	PROVISION FOR LOAN LOSSES	NET INCOME	AVERAGE SHARES OUTSTANDING		NET INCOME PER SHARE	
						BASIC	DILUTED	BASIC	DILUTED
2004:									
March	$ 38,224	$ 12,592	$ 25,632	$ 1,372	$ 6,935	18,518,282	18,645,571	$ .37	$ .37
June	38,099	12,252	25,847	1,720	7,355	18,511,190	18,633,301	.40	.40
September	39,801	13,009	26,792	1,380	7,653	18,548,041	18,658,459	.41	.41
December	40,850	13,732	27,118	1,233	7,468	18,583,492	18,720,802	.41	.40
	$ 156,974	$ 51,585	$ 105,389	$ 5,705	$ 29,411	18,540,451	18,667,277	$1.59	$1.58
2003:									
March	$ 38,981	$ 12,971	$ 26,010	$ 4,601	$ 5,658	17,565,405	17,675,633	$ .32	$ .32
June	39,554	13,599	25,955	2,123	8,745	18,392,925	18,519,155	.48	.48
September	38,959	13,085	25,874	1,706	7,349	18,466,678	18,622,306	.40	.39
December	38,036	12,733	25,303	1,047	5,819	18,497,612	18,666,079	.31	.31
	$ 155,530	$ 52,388	$ 103,142	$ 9,477	$ 27,571	18,233,855	18,371,400	$1.51	$1.50

NOTE 21

ACCOUNTING MATTERS

On December 12, 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). SOP 03-3 requires acquired loans with poor credit quality to be recorded at fair value and prohibits carrying over or creation of valuation allowances in the initial accounting for the loans. SOP 03-3 also limits the yield that may be accreted to income. SOP 03-3 applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP 03-3 is not expected to have a material impact on the Corporation's results of operations or financial condition.

In March 2004, the Emerging Issues Task Force (EITF) finalized and issued EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (EITF 03-1). EITF 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary, requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosure requirements were previously issued by the EITF in November 2003 and were effective for the Corporation for the year ended December 31, 2003. In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) EITF 03-1-1, which delays the recognition and measurement provisions of EITF 03-1, pending the issuance of further implementation guidance. We are currently evaluating the effect of the recognition and measurement provisions of EITF 03-1. While our analysis is pending the FASB's revisions to EITF 03-1, we currently believe the adoption of EITF 03-1 will not result in a material impact on the Corporation's results of operations or financial condition.

In December, 2004, FASB issued an amendment to SFAS 123 (SFAS 123R), which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*,

(table dollar amounts in thousands, except share data)

and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Corporation beginning July 1, 2005. SFAS123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

As of the required effective date, the Corporation may elect to apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, the Corporation may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

The Corporation will first report compensation cost under SFAS 123R in the third quarter of 2005. For liability-classified awards, the Corporation will initially measure the cost of employee services received in exchange for an award based on its current fair value; the fair value will be remeasured subsequently at each reporting date through the settlement date, and changes in fair value will be recognized as compensation cost. For equity-classified awards, the grant date fair value will be recognized in earnings over the requisite service period. We are currently evaluating the effect of the recognition and measurement provisions of SFAS 123R, but we currently believe the adoption of SFAS 123R will not result in a material impact on the Corporation's results of operations or financial condition.

ANNUAL MEETING, STOCK PRICE AND DIVIDEND INFORMATION

The 2005 Annual Meeting of Stockholders
of First Merchants Corporation
will be held...

Thursday, April 14, 2005 at 3:30 p.m.

Horizon Convention Center
401 South High Street
Muncie, Indiana

STOCK INFORMATION

QUARTER	PRICE PER SHARE HIGH		LOW		DIVIDENDS DECLARED(1)	
	2004	2003	2004	2003	2004	2003
First Quarter	$ 26.33	$ 23.15	$ 23.50	$ 21.29	$ .23	$ .22
Second Quarter	25.88	24.56	22.20	21.72	.23	.22
Third Quarter	25.77	27.25	22.96	23.47	.23	.23
Fourth Quarter	29.19	27.22	24.15	25.00	.23	.23

(1)The Liquidity section of Management's Discussion & Analysis of Financial Condition and Results of Operations and Note 14 to Consolidated Financial Statements include discussions regarding dividend restrictions from the bank subsidiaries to the Corporation.

The table above lists per share prices and dividend payments during 2004 and 2003. Prices are as reported by the National Association of Securities Dealers. Automated Quotation - National Market System.

Numbers rounded to nearest cent when applicable.

COMMON STOCK LISTING

COMMON STOCK LISTING

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ National Market System. Quotations are carried in many daily papers. The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on January 31, 2005, the number of shares outstanding was 18,578,882. There were 2,975 stockholders of record on that date.

General Stockholder Inquiries

Stockholders and interested investors may obtain information about the Corporation upon written request or by calling:

Mr. Brian Edwards
Shareholder Relations Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765-741-7278
800-262-4261 Ext. 7278

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, 1st Floor
New York, NY 10038

FORM 10-K, FINANCIAL INFORMATION AND CODE OF ETHICS

FORM 10-K, FINANCIAL INFORMATION AND CODE OF ETHICS

The Corporation, upon request and without charge, will furnish stockholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission, including the Corporation; that address is http://www.sec.gov

The Corporation has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Controller and Treasurer. It is part of the Corporation's Code of Business Conduct, which applies to all employees and directors of the Corporation and its affiliates. A copy of the Code of Ethics may be obtained, free of charge, by writing to the General Counsel of First Merchants Corporation at 200 East Jackson Street, Muncie, IN 47305. In addition, the Code of Ethics is maintained on the Corporation's web site, which can be accessed at http://www.firstmerchants.com.

Please contact:
Mr. Mark Hardwick
Senior Vice President
and Chief Financial Officer

First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792

765-751-1857
1-800-262-4261 Ext. 1857



No Matter What the Shape...

In today's crowded and sometimes confusing financial marketplace, businesses and consumers are looking for solutions that are just the right fit.

First Merchants Corporation and our family of companies strive to provide a complete array of financial solutions to meet the needs of the residents in our markets -- no matter how complex, no matter what the shape or size.

From Decatur to Liberty and from Lafayette to Columbus, Ohio, our affiliate companies provide unmatched local service with local decision-making that their clients have always valued.

Whether it's cash management products to help a growing business, a loan to purchase equipment for a family farm, or just a trusted friend to help with your personal finances, First Merchants Corporation's affiliate companies provide their customers the piece that completes their financial picture.

Our Mission

First Merchants Corporation is a regional financial holding company dedicated to be the provider of choice in banking, trust and insurance services to our communities.

Our Operating Philosophy

First Merchants Corporation's operating philosophy is to be client-focused, value-driven, plan-disciplined, and managed for achievers from both an employee and shareholder perspective.

G R E A T E R P A R T O F P R O G R E S S I S T H E D E S I R E T O P R O G R E S S.

—Seneca

First Merchants Corporation

Corporate Office
200 East Jackson Street
Muncie, Indiana 47305

765.747.1500

http://www.firstmerchants.com




First Merchants Corporation
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